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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tate & Lyle PLC

*CURRENT ADDRESS

PROCESSED
JUL 15 2002 P
THOMSON
FINANCIAL

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FILE NO. 82- 905 FISCAL YEAR 3-31-02

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DATE : 7/5/02

TATE & LYLE

archsweetener**ingredientsofquality**sugarcitricacidsyrup



annual report 2002

polyolswheatproteinTate&Lylestarchsweetenersugarsyru



is a global leader in carbohydrate processing. Our brands and high-quality ingredients add value to consumer products around the world.

performance
chairman's statement
chief executive's review
world leader in carbohydrate ingredients
operating and financial review
corporate social responsibility
board of directors
directors' report
corporate governance
directors' remuneration report
directors' responsibilities
auditors' report
financial statements
main subsidiaries and investments
information for investors
ten year review
index

performance

Results to 31 March	2002 Year	2001[1] 53 weeks
Total sales	**£3 944m**	£4 146m
Profit before tax, goodwill amortisation and exceptional items	**£159m**	£113m
Profit/(loss) before taxation	**£159m**	£(190)m
Earnings per share (diluted) before goodwill amortisation and exceptional items	**22.1p**	14.8p
Earnings/(loss) per share (diluted)	**24.6p**	(49.8)p
Dividend per share	**17.8p**	17.8p



Earnings per share pence[2]
35.1
28.4
29.9
14.8
22.1
98 99 00 01 02



Dividend per share pence
17.0
17.2
17.8[3]
17.8
17.8
98 99 00 01 02



Net debt £ million
1 030
986
805
963
639
98 99 00 01 02

- 41% increase in profit before tax, goodwill amortisation and exceptional items
- Net debt reduced by £324 million to £639 million
- Interest cover improved
- Good strategic progress
- Western Sugar disposal completed after the year end

[1] Comparative figures have been restated to reflect the adoption of FRS19 'Deferred Tax'.
[2] Earnings per share (diluted) before goodwill amortisation and exceptional items.
[3] Annualised (see page 74).

chairman's statement



Sir David Lees Chairman

Overview

The year to 31 March 2002 has been a better one for the Group. Firstly, our trading results were a considerable improvement on the previous year and, although we have further to go before our return on capital is satisfactory, the trend is encouraging. Secondly, our net debt has significantly reduced and our interest cover increased without detriment to our potential profitability. Thirdly, we have made good strategic progress both in relation to our divestment programme, which is now well advanced, and in strengthening the focus on our core businesses.

Results

With improved performance from both Amylum and Staley, profit before tax, exceptional items and goodwill amortisation increased to £159 million (2001 – £113 million). Profit before tax after exceptional items and goodwill amortisation was also £159 million (2001 – loss £190 million). Exceptional items in the year to 31 March 2002 were a net £8 million profit on disposal of businesses and fixed assets. Goodwill amortisation was a charge of £8 million and relates to the acquisition of the Amylum and Staley minorities.

In the year since my last Chairman's statement we have successfully completed the divestment of our Domino and Western sugar interests for which full provision for the anticipated loss on disposal was made as an exceptional charge in the 53 weeks to 31 March 2001. Losses before tax from these two businesses, which have been treated as discontinued in the financial statements for the year to 31 March 2002, were £18 million.

Diluted earnings per share before exceptional items and goodwill amortisation for the year to 31 March 2002 were 22.1p compared with 14.8p in the 53 weeks to 31 March 2001.

Cash inflow of £318 million compared with an outflow of £104 million in the previous year reflected tight control of capital expenditure and management action to reduce costs and improve working capital ratios. Proceeds in the year from the sale of non-core businesses, the largest of which was Domino Sugar, and other assets realised £137 million. Net debt at 31 March 2002 was £639 million compared with £963 million at the end of the previous year. Interest cover for the year improved from 2.3 times to 3.3 times.

Dividend

The total dividend proposed for the year of 17.8p is covered 1.2 times by earnings before goodwill amortisation and exceptional items and has been maintained at the same level as in the previous year. Although there was a considerable advance in earnings in the year to 31 March 2002, the Board did not feel the improvement was sufficient to justify resumption of the progressive dividend policy to which it is committed in principle.

The proposed final dividend of 12.3p will be due and payable on 7 August 2002 to shareholders on the register on 12 July 2002.

'This has been a year of achievement against our strategic goals.'

Governance

As previously announced, Lord Walker retired from the Board following the Annual General Meeting on 2 August 2001. There have been no other changes to the Board during the year.

The Board has reviewed the issue of Auditor independence following recent well-publicised external events. Although the Board has no reason whatsoever to doubt the objectivity and independence of the Company's Auditors, it has decided that the Auditors should be excluded from assignments that are not closely related to the audit function unless the Audit Committee determine otherwise.

Corporate Social Responsibility

We have published both internally, and on our web site, a Tate & Lyle Code of Conduct to ensure that all employees are aware of the Company's policies on corporate social responsibility. Pages 22 to 25 of this report contain our review of the year just ended and shareholders may find the information on safety performance and environmental management of particular interest. The figures, which are reviewed annually by the Board, show the progress that has been made in recent years in both these important areas of corporate responsibility and the comparison of the Company's safety performance with the external benchmarks on page 22 is a source of great encouragement. These performance improvements could not have been achieved without the active participation of employees at every level and considerable credit is due to them.

Strategy

Two of the strategic objectives to which I referred in last year's Annual Report concerning the resolution of the problems of our US sugar operations and the divestment of our non-core businesses have now been substantially achieved. A third objective, to reduce costs and enhance efficiency through our business improvement objectives, will remain a permanent component of our strategy. Going forward, our principal strategic objectives are to complete the integration of Amylum within the Group, to take full advantage of the market opportunities available to a low-cost, high-quality global starch and sweetener business, and to continue to focus our core competences on the development of higher added value products.

Outlook

The divestment of our underperforming US sugar businesses and other low return activities, together with a reduced level of net debt, provides the Group with a stronger base from which to advance.

Assuming current economic conditions remain broadly unchanged, the impact of improved sweetener pricing at Staley, continued emphasis on cost reduction and the net benefits from the integration of Amylum enable us to view the current financial year with increased confidence.

Sir David Lees Chairman
6 June 2002



chief executive's review

Larry Pillard Chief Executive

Group Performance

I am pleased to report that our strategy of refocusing the Group as a global leader in carbohydrate-based ingredients is beginning to deliver improved financial performance whilst building the foundation for future growth of the business.

Group profit before tax, exceptional items and goodwill amortisation was £159 million, a 41% improvement on the £113 million for the 53 weeks to 31 March 2001. Our sweetener and starch businesses on both sides of the Atlantic improved profitability, reflecting the price increases achieved for calendar year 2001.

Strong cash generation has driven net debt down to £639 million at 31 March 2002 from £963 million last year. Gearing (net borrowings as a percentage of net assets) has significantly reduced from 91% to 59%.

We have set ourselves financial targets to restore interest cover to 4.0 times and an interim target to return the overall Group return on net operating assets (RONOA) to at least 15%. We are making progress against both targets and in the 12 months to 31 March 2002 have seen interest cover improve from 2.3 times to 3.3 times and RONOA improve from 8.5% to 10.5%. In the financial year to 31 March 2003 these ratios will further benefit from the disposal of the loss-making Domino Sugar and of Western Sugar.

Focus on Key Activities

We made good progress on the disposal of non-core and underperforming businesses with the sale of Domino Sugar which was completed in November 2001 and the sale of Western Sugar which was completed after the year end. These disposals were completed in line with our estimates and no further write-down was required.

The sale of these US sugar businesses completes the disposal of the 25% of our assets that were underperforming. These disposals, coupled with the sale of eight smaller businesses and assets, help to focus Group activities, strengthen our balance sheet and improve financial returns and ratios.

We continue to review our portfolio of businesses and have announced that we are actively pursuing the sale of our worldwide molasses and liquid storage businesses.

Our activities are now focused as a world leader in carbohydrate ingredients manufacturing. Amylum in Europe and Staley in the Americas comprise a global cereal sweetener and speciality starch business with good growth prospects. The sugar businesses in Europe and Canada support this growth through their profitability and cash generation.

Performance of Main Businesses

Staley and Amylum both reported improved profits, benefiting from increased sweetener and starch margins in the 2001 calendar year pricing round. However, the high fructose corn syrup market in the

'Our strategy of refocusing the Group as a global leader in carbohydrate-based ingredients is beginning to deliver improved financial performance whilst building the foundations for future growth of the business.'

US showed little growth again last year, reflecting flat deliveries to the carbonated soft drink industry.

In the last quarter of the financial year to 31 March 2002, Staley has reported a further average 5% increase in sweetener prices for the calendar year 2002 but Amylum saw a slight weakening in prices of some products.

The market for industrial starches, especially to the paper industry, remains very competitive on both sides of the Atlantic. Speciality food starches were resilient in difficult market conditions. Citric profitability declined due to global oversupply, principally from increased exports from China.

Employee involvement in the Amylum integration programme was significant in the past year, and included employees throughout the Group. Costs and savings arising from the integration were both targeted at £10 million in the year to 31 March 2002. Actual integration savings were ahead of target at £15 million at a cost of £15 million. This reflects accelerated progress on the project and an excellent achievement by the team.

In the 2002/03 financial year we anticipate integration costs of around £10 million and total savings from the integration project of £20 million. We remain confident of achieving our savings target of £50 million per annum in 2003/04, with estimated costs of £25 million in that year. Total costs are still estimated at £50 million over the three-year period.

Our cane refineries in the UK, Portugal and Canada continued to perform well. The European refineries benefited from the stability offered by the renewal of the EU sugar regime for five years from July 2001, despite a modest reduction to revenues from the loss of the Storage Levy. Cost reduction measures mitigated the impact of this reduction.

In our US sugar businesses, Domino lost £18 million prior to disposal and Western broke even.

Performance of Other Businesses

Both sugar and starch joint ventures in Central Europe performed well, as did NAT&L, our cane sugar factory in Vietnam.

Tate & Lyle Sucralose received the first annual US$10 million instalment under the global alliance announced in September 2001. This benefited the second half-year by £3 million (US$5 million). Sucralose was granted UK approval in March 2002 in advance of full EU approval.

As reported at the half-year, Tate & Lyle Reinsurance, the Group's captive reinsurance company, had an exposure to the terrorist attacks in the US on 11 September 2001 which reduced profits by £6 million.

Safety

There is no higher priority in the Group than safety. Through the efforts of the Group's safety network and the involvement of many colleagues, we have again improved results across the entire Group.

Safety Committees comprising employees ensure that safety remains paramount and performance is reported to all employees on a quarterly basis in the employee magazine *Tate & Lyle World*. The Board actively supports this initiative and reviews performance annually.

Technology

We continue to maintain our role as industry leaders in technology. Our focused research and development efforts produce new products and new process technologies, which in turn deliver value to our customers and shareholders.

Technology plays an important role in our commitment to grow the contribution of profits from value added and branded products. We use technology to transform the commodity starch molecule to give characteristics and functionality that our customers require and value. Our ingredients help make their products taste better, have better mouthfeel or have improved stability to factors such as freezing and then heating. In the year to 31 March 2002, the contribution to profit before interest, goodwill amortisation and exceptional items from value added and branded goods is in excess of 45% and we are making progress towards our target of 50%.

A key goal going forward is to substitute selectively products made from renewable sources for those currently made from petrochemicals. One example is our joint venture with DuPont to develop 3G, a polymer made from plant carbohydrates that could be used in textiles, carpets and industrial applications. This project is at the pilot plant stage with a decision on commercialisation expected within the year.

Energy

All businesses have been set a target on both economic and environmental grounds to reduce energy consumption on a per unit basis by 3% per year. Overall, the Group has exceeded this target in both of the last two financial years.

Employees

The Group has been through three years of transformation, including the disposal of 30 businesses in that time. My thanks go to all of our employees who have contributed during this period of change with innovation and determination.

Corporate Community Involvement

Tate & Lyle has always maintained strong and diverse community involvement. Since winning the UK's Business in the Community 'Investing in Young People Award' in 2000, the number of employee volunteers has sharply increased. Across our businesses, hundreds of Tate & Lyle employees have made personal commitments to help people and organisations.

There are many examples of our community activity, but let me highlight just one. At Christmas 2001, we converted one of our UK warehouses for the 'Crisis Open Christmas' appeal by the charity, Crisis. Over the festive period this was home to hundreds of homeless people. Additionally, employees donated clothing, blankets and food, while others joined the volunteers who transformed the warehouse and helped look after the guests.

The Future

We remain committed to our strategy to deliver shareholder value through focus, the growth of value added products and a low cost culture throughout the organisation.

Significant consolidation is under way in the cereal sweetener and starch industry. This is a logical reaction to the difficult market conditions that have prevailed for the last three years. Whilst we generally perceive such consolidation as good for the industry as a whole, the market remains very competitive.

Following the disposal of underperforming assets, particularly Domino and Western, our asset base is enhanced and more focused. There are still areas where improvement is required and obtaining satisfactory returns from our investment in Amylum is a top priority.

We are confident that our technological base and core competency in applications will allow us to continue to develop new products and solutions for our customers and provide a foundation for growth.

Larry Pillard Chief Executive
6 June 2002

World leader in carbohydrate ingredients

Our core competence is to take basic carbohydrates from corn, wheat or sugar and add value to these raw materials through technology. As a result of continuous innovation we offer an ever-wider product portfolio of versatile and functional ingredients. These products include cereal sweeteners, starches, sugars and citric acid. Our products have wide applications in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries.

ingredientsofqualitysweetenersingredientsstarchesingred

Cereal Sweeteners Native starch slurry from either corn or wheat is converted into cereal sweeteners such as high fructose syrup (or isoglucose), glucose syrup, fructose, dextrose and maltodextrins. These products are widely employed in the soft drinks and brewing industries. They are suitable for use in ready-made meals, for baking, confectionery, fruit and vegetable processing, dairy and pharmaceutical applications.





Sucralose The no-calorie, high intensity sweetener that is made from sugar and tastes like sugar – and it's 600 times sweeter than sugar too. Sucralose is also both heat and shelf stable. It will not lose its sweetness when foods are processed or stored for prolonged periods, making it an ideal sweetener for use in a diverse range of foods and beverages. The properties of sucralose will enable consumers to experience optimal tasting low calorie foods more of the time.



Corn & Wheat
Sweeteners
Food Starches
Industrial Starches
Brewing & Fermentation
Pharmaceuticals
Food
Beverages
Paper & Board
Building Materials
Adhesives

To create the native starch solution, dry wheat is ground and the wheat proteins (gluten) are separated. Alternatively, maize is steeped in water, before grinding and separation. Speciality starches are manufactured by modifying the native starch slurry to provide functional ingredients. The native starch slurry may also be converted into cereal sweeteners, which may then be used either in basic form or crystallised or hydrolised into value added ingredients.

About our business

Tate & Lyle's core businesses manufacture a range of products including cereal sweeteners and starches, sugar, citric acid and other fermented products, together with global sugar trading.

Cereal Sweeteners and Starches Together, Amylum and Staley comprise our global cereal sweeteners and starches business. Staley, with eight plants in the US processes corn (maize). Amylum, in seven West European countries and five Central and East European countries, uses either wheat or corn. Our Mexican joint venture uses corn.

Sugar Tate & Lyle Sugars is the largest refiner of cane sugar in Europe and is based in London, England. Other leading sugar cane businesses in their respective markets are Redpath in Canada and Alcântara in Portugal. All three of these have leading consumer brands. Occidente in Mexico and Nghe An in Vietnam are cane refiners, while Eastern Sugar in Central Europe processes beets. To support these, our sugar trading business sources and sells both raw and white sugar for our own refineries and third parties.

Starches Speciality starches may be manufactured by modifying native starch slurry to provide value added ingredients for the food and beverage industry, as well as important components for the paper, packaging and building industries. In all cases, the starches have a desirable and valuable impact on our customers' end products.



Global Citric Acid Usage



Beverage 50%
Food 19%
Detergent 15%
Pharmaceutical 8%
Industrial 8%

entssugars&syrupsingredientscitricacidqualityingredient

Sugars & Syrups Natural sweetness, texture, colours and flavour are delivered to food and beverages through a comprehensive range of functional sugars, syrups and treacles. Further uses are as diverse as pharmaceutical, fermentation, detergent and cement applications. In the UK, Portugal and Canada, Tate & Lyle's leading consumer brands have strong market positions and high recognition.









Fermentation Products A Tate & Lyle core competency is to ferment sugar, cereal sweeteners and molasses into a number of ingredients. Citric acid is used in a range of applications. Potable alcohol, of which we are the largest manufacturer in the EU, is a major ingredient for various high-quality alcoholic beverages. Fuel ethanol production in the US offers alternatives with lowered greenhouse gas emissions. Polyols such as sorbitol solution, produced by a different technique, are effective ingredients for the food industry and are also of great benefit in cosmetics and pharmaceuticals.

Fermentation Products Citric acid, ethanol and grain alcohol are produced by fermentation, using cereal sweeteners, sugar and molasses as a feedstock. The Group is a world-leading producer of citric acid with plants in the US, UK and Brazil, and joint ventures in Mexico and Colombia. Ethanol and potable grain alcohol are fermented at a number of plants. The Group also produces polyols including sorbitol by hydrogenating cereal syrups in France.

Sucralose In a new Global Alliance with McNeil Nutritionals, Tate & Lyle Sucralose is the exclusive sales broker for bulk ingredient sales in the EU and certain Far East markets.

Wheat Proteins and Molasses Every part of our raw materials has value, including the by-products. These include wheat protein, which is an important animal feed and an ingredient for food and animal feeds. Molasses produced during sugar processing is also an important animal feed and substrate for fermentation.

operating and financial review



Simon Gifford Finance Director

New Accounting Standards

UK accounting standards FRS17 'Retirement Benefits' and FRS19 'Deferred Tax' have been adopted for the first time. FRS17 will be implemented over three years. Financial statements continue to be prepared under SSAP24 but with additional disclosures under FRS17 in the notes to these accounts. The accounts for the 53 weeks to 31 March 2001 have been restated to reflect the adoption of FRS19.

Summary of Financial Results

Group sales decreased by £211 million. Discontinued activities reduced sales by £477 million and exchange rate movements increased sales by £11 million. Sales from continuing activities increased by 9%. Group profit before interest, tax, exceptional items and goodwill amortisation increased by 17% from £185 million to £216 million due mainly to improvements at Staley and Amylum. Interest costs reduced from £72 million to £57 million and interest cover improved from 2.3 times to 3.3 times.

Profit before tax, exceptional items and goodwill amortisation was £159 million, an improvement of 41%. Profit before tax, after exceptional items and goodwill amortisation was also £159 million compared with a loss of £190 million in the 53 weeks to 31 March 2001. Net debt reduced by £324 million from £963 million to £639 million, assisted by £137 million proceeds from disposals.

Exceptional Items and Goodwill Amortisation

Exceptional items totalled £8 million net profit and included a £4 million charge for goodwill previously written off to reserves. The exceptional items consist of profits and losses on the sale of businesses and fixed assets which have been classified as exceptional due to their size, number and geographical spread.

There is no further charge resulting from the disposal of Domino Sugar, the US sugar refiner, in November 2001, nor from the sale of Western Sugar after the year end, following the write-downs taken in the previous year in anticipation of these sales.

Amortisation of capitalised goodwill, which totalled £8 million in the year (2001 – £5 million), relates to the acquisition of the Amylum and Staley minorities in August 2000.

Segmental Analysis of Profit Before Interest

The following paragraphs refer to profit before interest and exceptional items but after the amortisation of capitalised goodwill. Exchange rate movements reduced Group profit before interest by £3 million.

Sweeteners and Starches – Americas: continuing activities

Profits before exceptional items and interest from continuing businesses rose by 20% from £116 million to £139 million. Exchange rate movements increased profits by £3 million.

Staley and Tate & Lyle Citric Acid

The performance of Staley's sweetener and starch businesses improved significantly this year. In spite of disappointing market conditions, all our major product lines experienced growth. Results were also greatly enhanced by cost reduction initiatives.

The US sweetener market remained weak as consumption of bottled water and fruit-flavoured beverages grew at the expense of carbonated soft drinks. Sweetener products benefited from double-digit average price increases in 2001, followed by smaller increases in 2002. Margins on industrial starches reduced as the US paper industry remained weak. Higher value added food products gave a slightly improved contribution to profits from higher sales volumes.

Net corn costs held steady throughout the year as corn prices remained at reasonable levels and improved corn oil values offset lower corn gluten meal selling prices. Ethanol provided a substantially increased contribution, aided by higher prices contracted early in the year, improved volumes following our announced expansion programme, and the US Department of Agriculture's Bio-energy Programme. However the market weakened in the second half of the year.

Our strategic grain sourcing network was strengthened last year with the addition of two country elevators in the Decatur and Lafayette areas, as well as exclusive corn purchasing agreements at two additional locations in Indiana.

The manufacturing plants performed well during the year. Grind records were achieved in all the major corn facilities. Energy costs were greatly reduced at all plants following completion of conservation projects. Debottlenecking projects were also completed at Lafayette South and modified starch capacity was increased at Sagamore.

Work with DuPont on the development of 1,3-propanediol ('3G') using a corn-based fermentation medium continues to progress. The next stage of this project should be determined later this year.

In Mexico, our Almex joint venture performed well against a backdrop of a poor economy together with political issues which impacted the use of high fructose corn syrup in soft drinks. Higher prices and margins helped to compensate for reduced volumes. A tax on fructose in soft drinks was introduced in January 2002 and suspended two months later. Access into Mexico for US high fructose corn syrup has not yet been resolved between the US and Mexican governments.

The market for citric acid continued to face pressure from Asian imports and an excess of global supply, and selling prices continued their decline. Integration with other Group businesses continues to deliver lower cost raw materials and greater manufacturing efficiency. Our factories in the US and Brazil are now filling expanded capacities and costs are at record low levels. In Mexico the factory was closed for eight weeks for a major reorganisation, which led to a 20% reduction in the cost base. Despite cost improvements at all five factories, the business made only a modest profit during the year.

North American Sugar

Redpath achieved record sales and production exceeded 500,000 tonnes. Growth came in the industrial sector as manufacturers of sugar-containing products, including Redpath's iced tea packing operation, increased exports.

Determined efforts to cut energy costs led to a 10% reduction in consumption and were aided by modest price reductions.

Profits were lower due to a decline in the world price of raw sugar which resulted in stockholding losses of £2 million compared with a £3 million gain in the previous year.

Occidente, our joint venture cane sugar business in Mexico, moved back into profit during the year. This followed a Government acquisition of several bankrupt producers which had previously depressed domestic selling prices. The Government now controls almost 50% of total sugar production and selling prices have returned to higher levels.

The extent of access for Mexican sugar into the US under NAFTA still remains to be resolved by the two governments.

Sweeteners and Starches – Americas: discontinued activities

Domino, the US cane sugar refiner, lost £18 million before it was sold in November 2001 compared with a £17 million loss in the previous year. Refined sugar selling prices were again lower than the raw material cost for part of the year.

In April 2002, after the year end, we announced the completion of the sale of Western Sugar, the US beet sugar business, to the Rocky Mountain Sugar Growers Co-operative. Western broke even in the year after suffering from very low prices in the first half.

Both Domino and Western benefited from reduced depreciation charges following the write-downs last year. Tate & Lyle North America operates a shared service centre for all businesses within the segment and, of the service charge made to Domino and Western, after immediate cost reduction measures, some £7 million of fixed costs will not be recovered in the short term.

Movements in exchange rates increased losses by £1 million.

Sweeteners and Starches – Europe

Profits before exceptional items and interest from continuing businesses increased by 16% from £75 million to £87 million.

Amylum

Amylum's cereal sweetener and starch businesses accounted for nearly all the improvement in the sector.

The integration strategy and cost improvement project progressed ahead of expectation. Cost savings exceeded £15 million across the business. These resulted mainly from leveraging Group purchasing opportunities and lower manning levels. Discussions with employee representatives resulted in agreements to reduce the size of the workforce in many countries. Severance costs constitute the majority of a £15 million integration project charge, £10 million of which will be paid after the balance sheet date. Total costs of the integration project are not expected to exceed the budget of £50 million.

Sweetener selling prices improved on the back of the price increase achieved in January 2001 but weakened in some product lines in the January 2002 pricing round. Demand for industrial starches was strong during the first quarter of the year but reduced later in the year on the back of weaker demand from the paper industry. However, overall margins were improved by a shift in the product mix towards higher value added lines.

Alcohol prices improved in a tight market. Monosodium glutamate prices and volumes also improved substantially at Orsan.

Following a poor harvest in the EU in 2001, wheat prices were higher than last year, but were partially offset as by-product selling prices improved in most product lines. Maize prices in the EU were unchanged, and prices returned to more reasonable levels in Central Europe after a drought in summer 2000 pushed prices up last year.

Our Eaststarch joint venture businesses in the EU candidate countries of Central Europe had a difficult start to the year. In addition to higher raw material prices from the 2000 harvest, the financial crisis in Turkey adversely affected operations in the region. However, economic and business conditions improved substantially and profits finished ahead of the prior year.

Although energy prices came down in the second half of the year, the average price was still 5% above last year, and energy costs for Amylum as a whole were higher.

Tate & Lyle Europe

The UK sugar business continued to perform satisfactorily despite sugar regime changes, which eliminated the Beet Storage Levy from July 2001, and the continued weakness of the euro. Higher energy costs in the second half-year were offset by further cost reduction initiatives in all parts of the business.

The launch of Lyle's Coffee Syrups was well received by the market and a leading position in the UK retail sector has been established.

In January 2002, the speciality syrup plant which had operated from a site on the Isle of Dogs in London was fully integrated into the nearby Thames refinery site at Silvertown. Other capital expenditure was mainly in the areas of health, safety and environment, ensuring the business continues to meet ever more stringent requirements from both customers and regulators.

Portuguese cane refining profits were in line with last year, despite continued market pressure.

Sugar trading profits were slightly lower due to difficult trading conditions for white sugar in Brazil and Africa. A specialist trading software package was successfully implemented and resulted in a reduction in overhead costs.

The integration of the major UK operating businesses into a single management structure, based on one site at the Thames refinery, was completed successfully during the year.

Eastern Sugar

The Eastern Sugar Group, our beet sugar joint venture, had a successful season with the campaign in Hungary producing 38% more sugar than the previous record. Domestic sales volumes remained weak across the Group and consequently export volumes increased, but strong domestic selling prices and good cost control led to a profit performance ahead of expectations.

Working towards EU accession in 2005, Hungary has prepared draft sugar market regulations. A sugar regime is being developed in the Czech Republic, but needs further refinement to comply with EU regulations.

In Slovakia, safeguard measures limiting sugar imports have been introduced.

In January 2002, Eastern Sugar initiated an investment in new manufacturing technology in Moravia in the Czech Republic and the Modrany factory was closed.

Sweeteners and Starches – Rest of the World: continuing activities

Profits before exceptional items and interest increased from £1 million to £4 million.

Asian Sugar Businesses

Nghe An Tate & Lyle (NAT&L), the Group's cane sugar business in Vietnam, had a record season with 84,460 tonnes of sugar produced, up from 63,250 tonnes in the previous financial year. NAT&L is now the largest producer in Vietnam and the factory is working above design capacity. Sales have been expanded into the south of the country and new industrial markets penetrated. The year has been profitable and enabled early repayment of over 15% of NAT&L's project finance package. Management has been focused on improving quality by working with the 20,000 farmers who supply cane to the mill and with all factory staff. The Tate & Lyle safety awareness programme has been implemented and the operation has responded with an excellent safety record to date. The factory received the ISO 9001 accreditation in early 2002.

Well Pure Limited holds the Group's majority interest in two Chinese cane sugar factories which both experienced significant increases in cane throughput.

The United Sugar Company, in which the Group's shareholding is 10%, had a profitable year and produced 600,000 tonnes of refined sugar for the Saudi Arabian local market. The refinery capacity expansion to 760,000 tonnes will be fully operational by July 2002.

Sweeteners and Starches – Rest of the World: discontinued activities

Profits fell from £13 million to £1 million. Zambia Sugar made £7 million in the 53 weeks to 31 March 2001 before it was sold at the beginning of April 2001. ZSR made a small loss from its sugar refining business before it was sold in February 2002, compared with a £4 million profit last year. The business suffered under adverse trading and economic conditions in Zimbabwe. Inflation exceeded 100% and price controls on sugar were reintroduced by the government.

The Group sold its 50.1% interest in ZSR to a company led by ZSR's senior management, and the business is now effectively owned by indigenous interests. In the circumstances of the economic and political environment in Zimbabwe, combined with Group strategy to focus on core businesses, this outcome was considered the most advantageous for all parties. The Group's 20% shareholding in United Farmer & Industrial Company in Thailand and 15% shareholding in East Asia Properties, the holding company of five other sugar factories in southern China, were sold in the final quarter of the year.

Adverse exchange rate movements, primarily in Zimbabwe, reduced profit by £3 million.

Animal Feed and Bulk Storage: continuing activities

Profits were £15 million, an improvement of £1 million over the prior year.

Trading conditions were difficult in the first half of the year in the UK and US. Earnings are weighted towards the northern hemisphere's winter and molasses trading profits improved further as the global economic slowdown reduced international freight costs whilst the demand for feed ingredients was largely unaffected. The foot and mouth outbreak in the UK had a very limited impact on results.

In February 2002, we announced that we would pursue the sale of the worldwide molasses and storage businesses.

Animal Feed and Bulk Storage: discontinued activities

Prior to their disposal, animal feed businesses in both the UK and US incurred net losses of £2 million.

Other Businesses and Activities: continuing activities

This segment, which includes head office expenditure and the net costs from continuing activities, increased its loss from £18 million to £22 million, primarily due to difficult trading conditions at Tate & Lyle Reinsurance.

Tate & Lyle Sucralose

Sucralose, the no calorie sweetener, has made excellent sales progress over the past 12 months. In September 2001 we announced a new Global Alliance Agreement with our partner, Johnson & Johnson's McNeil Nutritionals, continuing our 20-year old partnership. Under this alliance, Tate & Lyle Sucralose became the exclusive broker for the sales and marketing of the bulk food ingredient in certain key markets outside the US including the EU and Japan. McNeil Nutritionals will exclusively market the SPLENDA® tabletop brand of sucralose to retailers worldwide. The previous licensing agreements, which dated back to 1980, were terminated. Under the new agreement, Tate & Lyle receives licence fees from McNeil, and the first payment of US$10 million was received in October 2001, of which £3 million (US$5 million) was taken to profit in the year to 31 March 2002. A further US$10 million will be paid on each of the first and second anniversaries of the agreement.

In March 2002, sucralose was approved for sale in the UK by the Food Standards Agency. This national approval comes in advance of the more extensive EU authorisation. McNeil Nutritionals are planning to launch SPLENDA® retail products in the UK, although a launch date has yet to be set.

Tate & Lyle Reinsurance

The Group's Bermuda captive reinsurance company was adversely affected by increased claims from third-party business. As reported in the first half of the year, a charge of £6 million was taken following the terrorist attacks of 11 September 2001. Insurance market conditions have changed in favour of reinsurers for the 2002 calendar year which creates favourable trading terms going forward. Over a number of years, the Group has been able to minimise the effect of higher Group insurance costs by continuing its policy of retaining risk and premium in its own reinsurance company.

Other Businesses and Activities: discontinued activities

Profits were steady at £4 million. The majority of the profit came from ZSR's non-sugar divisions, where despite difficult trading conditions, the recently expanded Redstar wholesaling business posted record profits and sales. Exchange rate movements reduced profit by £2 million.

Interest, Tax and Dividend

Interest

The net Group interest charge was £57 million (2001 – £72 million). Average net debt for subsidiaries was £61 million lower. The interest rate for the year when measured against average net debt was 6.7% (2001 – 7.6%). Interest cover improved from 2.3 times to 3.3 times.

A payment on account to the US revenue authorities crystallised an interest charge of £3 million. Occidente took an opportunity to refinance some of its bank loans at a discount, which resulted in a non-recurring reduction to the interest charge of £4 million.

Profit before Tax

Profit before tax but after exceptional items and goodwill amortisation was £159 million, compared with a loss of £190 million in the prior year. Exchange rate movements reduced profit before tax by £5 million.

Taxation

The Group taxation charge was £39 million. The effective rate of tax, on profit before goodwill amortisation and exceptional items, was 32.1% (2001 – 32.7%).

FRS19 'Deferred Tax' has been adopted for the first time in these accounts and the comparative figures to 31 March 2001 have been restated. Following adjustments to purchased goodwill and exceptional write-downs on planned sales of businesses, retained profits at 31 March 2001 are reduced by £92 million. The liability for deferred tax at 31 March 2002 and 31 March 2001 has been increased by £113 million and £145 million respectively.

The effect of adopting FRS19 is to increase the tax charge for the year to 31 March 2002 by £4 million to £39 million and for the 53 weeks to 31 March 2001 by £5 million to £40 million, and to increase the effective tax rate as a percentage of profit before tax, exceptional items and goodwill amortisation by three percentage points and four percentage points respectively.

Dividend

A final dividend of 12.3p will be recommended as an ordinary dividend to be paid on 7 August 2002 to shareholders on the register on 12 July 2002. An interim dividend of 5.5p was paid on 15 January 2002. Dividend cover is 1.2 times before goodwill amortisation and exceptional items.

Cash Flow and Balance Sheet

Cash Flow and Debt

Operating cash flow totalled £445 million (2001 – £219 million). A net £140 million (2001 – £125 million) was paid to providers of finance as dividends and interest. Taxation paid was £35 million (2001 – £36 million).

Plant replacement, improvement and expansion expenditure of £76 million was below depreciation of £121 million. Investment expenditure was £15 million, being primarily an injection of funds into the Tate & Lyle Employee Benefit Trust which purchases shares to satisfy options granted under the Executive Share Option Scheme. Disposals of fixed assets and businesses generated cash of £137 million. Focus on these issues was assisted by Economic Value Added ('EVA®') techniques. Exchange translation, and other non-cash movements, decreased debt by £6 million. The Group's net borrowing fell from £963 million to £639 million.

The gearing ratio reduced to 59% at 31 March 2002 (2001 – 91%). The average net debt for the year was £824 million (2001 – £885 million). During the year net debt peaked at £959 million in April 2001 (January 2001 during the 53 weeks ended March 2001 – £982 million).

Funding

During the year the Company issued a total of €200 million bonds under its Euro Medium-Term Note Programme. The proceeds of these bond issues were used to refinance existing debt obligations. At 31 March 2002 the Group's long-term credit ratings from Moody's and Standard and Poor's were Baa2 and BBB respectively.

At the year end the Group held cash and current asset investments of £135 million (2001 – £117 million) and had undrawn committed multicurrency facilities of £461 million (2001 – £569 million). These resources are maintained to provide liquidity back-up and to meet the projected maximum cash outflow from debt repayment and seasonal working capital needs foreseen for at least a year into the future at any one time. Group policy is to ensure that, after subtracting the total of undrawn committed facilities, no more than 30% of gross debt matures within 12 months and at least 45% has a maturity of more than two and a half years. The results of these calculations were 0% (so that the debt maturing within 12 months was fully backed by undrawn committed facilities) and 51% respectively (2001 – 0% and 64%). The average maturity of the Group's total gross debt is 3.2 years (2001 – 2.7 years).

US dollar debt was reduced to match the fall in exposure to US dollar assets following the disposal of Domino. The proportion of Group net debt denominated in US dollars and Canadian dollars fell from 53% on 31 March 2001 to 30% on 31 March 2002. Debt denominated in euro rose from 32% to 61%.

Funding not treated as debt

The Group seeks to optimise its financing costs. The following items are not included in net debt under UK accounting conventions, although disclosure is made in the notes to these accounts. At Amylum, Group receives cash from selling amounts receivable from customers (note 17). The facility allows the sale of up to £59 million of receivables, of which £52 million was utilised at 31 March 2002 (2001 – £40 million). Where financially beneficial, operating leases are undertaken in preference to purchasing assets. Commitments under operating leases to pay rentals in future years total £166 million (2001 – £210 million) and relate primarily to railcar leases in the US (note 25). Western Sugar was able to source seasonal funding for sugar stocks from the Commodity Credit Corporation, which is recorded as a trade creditor. The balance at 31 March 2002 was £69 million (2001 – £16 million). Net debt of joint ventures and associates totalling £145 million at 31 March 2002, is not consolidated in the Group balance sheet. Of Tate & Lyle's share of net debt of joint ventures and associates (£71 million), £17 million is subject to recourse to the Group.

Disposals

The major disposal was Domino, the US cane sugar refiner, which was completed in November 2001. £86 million of the maximum consideration of £127 million was received as cash on completion, with £3 million to be received in June 2002 following agreement of the completion balance sheet. The balance of the consideration is in the form of a £18 million subordinated loan note issued by the purchaser and a £14 million earn-out which is conditional on sugar and energy prices. The earn-out was not included as proceeds in the calculation of the profit or loss on disposal. Western was sold after the year end.

Orsan, the glutamate business based in France, sold its shares in its Vietnamese subsidiary. In Portugal, a disused refinery site and warehouse were sold. In Asia, we sold our investments in East Asia Properties, which owns majority stakes in five sugar mills in China, and in United Farmer & Industrial Company, a cane sugar manufacturer in Thailand. Zambia Sugar was sold in April 2001 and the loss on disposal was provided for in last year's accounts. ZSR Corporation in Zimbabwe was sold in February 2002 and we sold our investment in the Royal Swaziland Sugar Company after the year end.

We also sold storage businesses in the Caribbean and East Africa and some of the small remaining animal feed assets.

Total proceeds from disposals of assets and businesses were £137 million.

Pensions

The UK Tate & Lyle Group Pension Scheme pension fund was valued at 31 March 2001. The results indicated no need to resume contributions. As at 31 March 2002, it is estimated that there was a small shortfall. After the year end, £7 million was paid into the fund to eliminate the shortfall and cash contributions have recommenced with effect from 1 April 2002. Annual cash contributions will amount to £8 million per annum. From 1 April 2002, the UK defined benefit scheme was closed to new members, and a defined contribution scheme has been established.

New accounting standard FRS17 'Retirement Benefits' has been adopted. The financial statements continue to be prepared under SSAP24, but additional disclosures under FRS17 are made in the notes to these accounts. SSAP24 spreads pension surpluses and deficits over the service lives of employees. Under FRS17 the current service cost charged against profit each year is calculated using corporate bond yields, and any change in yields generates volatility in the pensions charge. The use of market values in the balance sheet is likely to give rise to volatile changes in the amounts reported as pension assets and liabilities.

The standard will affect future financial statements. If the accounts had been prepared under FRS17, the net pension position at 31 March 2002 would have been a deficit of £50 million, a movement of £119 million from the surplus of £69 million that would have been recorded under the new standard in the prior year. In addition, the potential US healthcare liability would have increased from £98 million to £117 million.

In contrast, under SSAP24 the net pension liability reduced by £7 million to £32 million and the US healthcare provision reduced by £9 million to £130 million.

After taking account of deferred tax, the Group's net assets at 31 March 2002 would have reduced by £2 million from £1,081 million under SSAP24 to £1,079 million if the accounting provisions of FRS17 had been adopted.

Profit before interest would have reduced by £9 million and the net interest charge would be unchanged.

The total charge to profit under FRS17 would have been £22 million compared with £13 million under SSAP24 and this is expected to increase by 8% in 2003 due to inflation and above-inflation increases in US healthcare costs.

Post Balance Sheet event

Western Sugar was sold on 30 April 2002 to a

co-operative of beet growers. Sales proceeds will total £58 million, subject to working capital and fair value adjustments, of which £17 million has been received in cash. The balance is payable within five years under two loans from Tate & Lyle to Western Sugar, secured by a first lien over fixed assets. The new owners have also taken a £69 million liability for the repayment of Western Sugar's inventory financing programme from the Commodity Credit Corporation.

Control and Governance

Management of Financial Risk

The major financial risks faced by the Group are funding risk, interest rate risk, currency risk and certain commodity price risks.

The Board of Tate & Lyle PLC regularly reviews these risks and approves written policies covering the use of financial instruments to manage risk, and overall risk limits. The last review was in April 2002. All the Group's material financial instruments are categorised as being held either for trading or risk management. Trading of financial instruments within the Group is severely limited, confined only to tightly controlled areas within the sugar and maize pricing operations.

Control and Direction of Treasury

Group financing, including debt, interest costs and foreign exchange matters, is directed by the Group treasury company, Tate & Lyle International Finance PLC, whose operations are controlled by its Board. The treasury company is chaired by the Group Finance Director.

Group interest rate and currency exposures are concentrated either in the treasury company or in appropriate holding companies through market-related transactions with Group subsidiaries. These acquired positions are managed by the treasury company within its authorised limits.

Borrowing Covenants

With the exception of funds raised by the Amylum Group prior to the acquisition of the minority shareholding by Tate & Lyle, and certain overseas units, all Group company borrowings are guaranteed by Tate & Lyle PLC. These guarantees contain common financial covenants. The interest cover ratio should be not less than 2.5 times (2.0 times at 31 March 2001) and balance sheet gearing should be not more than 150%. The Group treasury monitors compliance against all financial obligations and it is Group policy to manage the consolidated balance sheet so as to operate well within covenanted restrictions at all times.

Interest Rates

Interest rate risks are managed by fixing or capping portions of debt for varying periods by the use of interest rate derivatives or cash instruments. The Group's policy is that no interest rate fixings are undertaken for more than 12 years and between 30% and 75% of Group net debt is fixed for more than one year. At the year end the longest term of any fixed rate debt held by the Group was until October 2006. The proportion of net debt which was fixed for more than one year at the year end was 66% (2001 – 32%), including £140 million of interest rate options capping euro rates at 4.83%.

If the interest rates applicable to the Group's floating rate debt rise from the levels at the end of March 2002 by an average of 1% over the year to March 2003, this would reduce Group profit before tax by £3 million.

Foreign Currency

The Group's foreign currency exposure management policy requires subsidiaries to hedge transactional currency exposures against the currency in which their results are measured. Foreign exchange contracts are used to hedge selected future sales and purchases, which may be either contracted or uncontracted. Gains and losses on these contracts are deferred until recognition of the sale or purchase, which is normally within one year.

The Group's accounting policy is to translate profits of overseas companies using average exchange rates. It is the Group's policy not to hedge exposures arising from profit translation.

Net assets are held in a number of currencies and translated at year-end rates. The resulting exposures are managed by the mix of currencies in which the Group borrows and by currency swaps which change both the interest cost of debt and the translational exposure. The objectives are to maintain a low cost of debt coupled with a balanced portfolio of net assets by currency which retains some potential for currency-related appreciation while partially hedging against currency depreciation.

The Group's policy is that net assets in sterling should not fall below 10%, net assets in US dollars and Canadian dollars combined should not exceed 60%, net assets in euro should not exceed 30% and those in other currencies should not exceed 30%. Against these limits, year-end net assets by currency group were: sterling 22%, dollars 53%, euro 7% and other currencies 18%.

The weighted average exchange rate used to translate US dollar profits was US$1.43 (2001 – $1.48), compared with the year-end rate of US$1.42 (2001 – $1.42).

The only material risks from economic foreign currency exposures are to UK sugar refining from sterling appreciation against the euro.

Use and Fair Value of Financial Instruments

In the normal course of business the Group uses derivative financial instruments with off-balance sheet risk, and non-derivative financial instruments included on the balance sheet.

The fair value of Group net borrowings at year end was £649 million against a book value of £639 million (2001 – fair value £979 million, book value £963 million). Financial instruments used to manage the interest rate and currency of borrowings had a fair value of £3 million liability against a book value of £3 million asset (2001 – fair value £5 million liability, book value nil). The main types of instrument used are banker's acceptances, loans and deposits, interest rate swaps, interest rate options (caps or floors), cross- currency interest rate swaps and currency loans and deposits.

The fair value of other financial instruments hedging future currency and commodity transactions was £1 million liability against a book value of £5 million liability (2001 – fair value £21 million liability, book value £22 million liability). In currency exposure management the instruments used are spot and forward purchases and sales, and options.

The fair value of financial instruments held for trading was £3 million asset (2001 – £3 million asset) arising in the sugar trading and reinsurance operations. The net gain included in operating profit from trading financial instruments was £4 million (2001 – £1 million loss).

Commodities

Derivatives are used to hedge movements in the future prices of commodities in those domestic and international markets where the Group buys and sells sugar and maize. Commodity futures and options are used to hedge inventories and the costs of raw materials for unpriced and prospective contracts not covered by forward product sales. The options and futures hedging contracts generally mature within one year and all are with organised exchanges.

Credit Risk

The Group controls credit risk by entering into financial instruments only with highly credit-rated authorised counterparties. Counterparty positions are monitored on a regular basis.

Shareholder Value

Economic Value Added ('EVA®') is after-tax operating profit less the cost of capital employed in generating that profit. EVA concepts are increasingly used to assist the Group's operational and strategic decision-making, in conjunction with other measures. EVA is a composite measure which, unlike some traditional metrics, recognises the capital effects of decisions as well as the profit implications.

The Euro

Operations in the 11 member states of the EU that adopted the euro on 1 January 1999 now use it as their currency of accounting. Costs of conversion were immaterial.

Going Concern

After making enquiries, the directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the accounts.

Simon Gifford, Group Finance Director
6 June 2002

Safety

Management Commitment

'All Tate & Lyle employees have made tremendous progress in promoting safe behaviour as a normal part of everyday work. This progress is demonstrated by the continued improvement in our safety statistics. However, there is still much more that can be done to enable us to achieve and sustain world-class standards, and reach our goal of ensuring all of us finish our working day as fit and as well as when we started.' **Larry Pillard,** Chief Executive

Policies

Tate & Lyle *believes that no business activity is of such urgency or importance that it may be carried out in an unsafe manner.* Good safety is good business and the Group is committed to providing safe and healthy conditions for its employees and visitors. The aim is continually to improve our safety record. Safety Committees comprising employees ensure that safety remains paramount. Safety is everyone's responsibility, which requires ongoing training. The Board reviews Group safety performance annually and Larry Pillard is the accountable Board member.

Target and Results

To compare safety performance across the Tate & Lyle Group, we employ a Group Safety Index. This is an average derived from *all the various types of injury, from the least severe to the most. This average is weighted so that the most severe injuries influence* the Index more than the relatively minor ones. The lower the number, the better the performance. We have a target to reduce the Index to zero for every Tate & Lyle operation. In the calendar year 2001, the Group's Safety Index improved 37% compared to 2000.

	1999	2000	**2001**
Group Safety Index	10.40	5.92	**3.75**

Amylum's Safety Index has shown significant improvement. In calendar year 1999, the Safety Index stood at 8.69, while for the year to 2001 it was 4.89. *In January 2002, to help improve safety, Amylum launched a major programme.* Across Amylum, safety days kicked off a series of activities designed to promote the subject among employees. A new set of 'Golden Rules' is being promoted; employee participation has been stepped up; and everyone will be involved in regular safety audits and be responsible for conducting near-miss investigations. Annual awards will be presented to the best performing and most improved units.

Benchmarking Safety Performance

This performance should be viewed in the context of both industry norms and the accident rates in other industries. Direct comparison between Europe and the US is not possible as national statistics are compiled in different ways. However, *we can compare the most recent safety statistics published by the US Bureau of Labour Statistics with the performance of key* Tate & Lyle units converted into comparable data. This shows that the major Tate & Lyle units outperform their peers both in their respective sectors and the whole US private sector. This external measure indicates good progress, although there are never grounds for complacency.

Tate & Lyle Safety Performance Compared to US Bureau of Labour Statistics 2001

Industry Sector	Recordable[1] Injury Rate	Lost Time[2] Accident Rate
All US Private Sector (includes all workplaces not associated with Federal, State or Local Governments)	6.7	3.1
All US Sugar Industry (includes cane refining and beet processing)	10.4	5.2
Redpath Tate & Lyle Canadian cane refiner	4.2[3]	0[3]
Tate & Lyle Sugars Tate & Lyle UK cane refiner	2.0[4]	1.2[4]
Alcântara Tate & Lyle Portuguese cane refiner	3.8[4]	1.0[4]
All US Grain Mill Products Industry (includes corn refiners, feed mills, grain elevators and like businesses)	8.6	4.3
Staley Tate & Lyle US corn (maize) processor	2.7[3]	0.2
Amylum Tate & Lyle European wheat and corn (maize) processor	1.8[3]	1.3[3]

[1] Number of injuries per 200,000 employee hours requiring more than first aid.
[2] Rate of recordable injuries sufficiently serious to result in lost workdays or restricted work activities.
[3] Internally reported statistics for calendar year 2001.
[4] Compiled to American Occupation Safety & Health Association (OHSA) standards for calendar year 2001.

Environment

Management Commitment

'Our performance in reducing our environmental impact is a measure of how good we are at doing our job. By reducing our impact we are not only helping the world we live in, we are also reducing costs and removing unnecessary complexity.'
Larry Pillard, Chief Executive

Tate & Lyle's operations are conducted in recognition of the Group's responsibilities towards the natural environment within which we live and work, and comply with relevant laws, regulations and consents. Tate & Lyle continues to subscribe to the principles of the International Chamber of Commerce's Business Charter for Sustainable Development. Each operating unit is required to assess its particular environmental impacts and develop an improvement programme based on identified areas of priority, focus and opportunity. The Board reviews Group environmental performance annually and Larry Pillard is the accountable Board member.

Environment Management System

Operating units must work towards integrating environmental concerns into their normal operating, training and management procedures. Each unit has an environmental management system. In some cases, this also involves working towards external accreditation: for example, most Amylum units have, or are seeking, ISO 14001 accreditation. Other parts of the Group operate in-house systems.

Reviewing Our Impact

Following a review of our environmental footprint, three issues have been identified where Tate & Lyle has significant impact: energy use, water use and non-hazardous solid waste production. These are issues over which we have direct control and have been identified in favour of indirect measures such as biodiversity, where other factors outside our control affect performance. Improvement in these three areas has a positive effect on the environment and offers economic benefit to the business. As such they are the focus of our environmental measuring efforts.

Results and Targets

	1996	1997	1998	1999	2000	**2001**
Group Energy Index	1.00	0.99	0.93	0.93	0.92	**0.87**
Group Water Index	–	–	1.00	0.99	0.93	**0.88**
Group Solid Waste Index	–	–	1.00	1.01	0.99	**1.11**

The Tate & Lyle Group Environmental Indices are calculated by taking absolute data for the energy or water required or solid waste produced for each unit of production (say for each kilo of starch produced). The absolute data are then referenced to a datum year (1996, 1997 and 1998 respectively). These are then normalised to give a single index using the absolute energy or water consumption or waste production for each year: the more energy a unit uses, the bigger the effect it has on the Group Energy Index.

This year, energy data has been rebased to 1996 in order to show longer-term trends. In the calendar year 2000, the Group Index stood at 0.92. In 2001, energy conservation measures cut this by more than 5% to 0.87. Thus, a typical kilogram of product manufactured in 2001 took at least 5% less energy to make than was the case on 2000.

The Group Water Index saw a similar decrease from 0.93 in 2000 to 0.88 in 2001. This reflects the onset of a programme to improve our performance in this area.

The Solid Waste Index is published for the first time and shows an increase from 1.00 in 1998 to 1.11 in 2001. Focus on this issue, which includes items such as office waste, has just commenced. Looking forward, the Tate & Lyle Manufacturing Excellence programme will use the Index for each unit to help reduce our non-hazardous solid waste output.

In 2000, Larry Pillard set a target of reducing Group energy consumption per unit of production by 3% per year every year, and this remains our target for 2002. Targets for both water use and solid waste production are to reduce the Index year on year.

Benchmarking Environmental Performance

Tate & Lyle participated in the Sixth Business in the Environment Index of Corporate Environmental Engagement. In the food producers and processors sector, Tate & Lyle came fourth out of a group of ten, with an average score of 72%. In all areas of Environmental Management, the Tate & Lyle score equalled or exceeded the sector average. Tate & Lyle scores for energy impact were better than the all index average.

In addition, Tate & Lyle Sugars scored significant success in the Corporation of London's Liveable City Awards 2001. The sugar refining operation at Silvertown, East London won the Water Conservation category and gained certificates of merit in the Energy Management & Conservation and the Traffic Reduction & Transport Management categories.

Ethical Conduct

Management Commitment

'At Tate & Lyle we see no conflict between high ethical standards and successful business. Indeed, we regard the two as mutually reinforcing. Our priority is to ensure that the high standards of the Tate & Lyle Code of Conduct are applied throughout our businesses.' **Larry Pillard,** Chief Executive

Policies

All employees are expected to be aware of, and to live out, the Group's comprehensive policies on corporate social responsibility. For many years, the Tate & Lyle 'Group Policies & Procedures', which includes sections on corporate social responsibility, have been distributed to employees in printed form. Last year, together with other important policies, they have also been made available internally via the new Company intranet, TaLnet. Also, for the first time, we posted these on the external web site. To support this a Tate & Lyle Code of Conduct has now been published. This has sections covering business ethics, health & safety, environment, quality, legal compliance and equal opportunities.

This Code is applicable both within the Group and with our wider commercial partners. Tate & Lyle believes that the greater the level of management control a company has over a set of operations, the greater its responsibility to ensure compliance with the Code, which applies unconditionally to all operating units and subsidiary companies that are wholly owned by Tate & Lyle PLC. The Group will also seek to apply these policies in those operations in which the Group has a stake of 50% or more. Where Tate & Lyle has a minority stake, the policies are made known to these commercial partners who are encouraged by the Group to adopt them and implement them rigorously.

The issue of 'supply chain ethics' is rightly gaining prominence among our customers, our investors and in civil society, and the Group is also committed to spreading best practice and to improving standards amongst its suppliers. The Tate & Lyle Code of Conduct provides a new opportunity to formalise this. The Code is now distributed to suppliers at the outset of a commercial relationship and wherever possible incorporated within new contractual arrangements with suppliers.

Compliance

The Board reviews corporate social responsibility annually. Larry Pillard is the Board member accountable for ethical conduct. Details of the Group's system of internal control, including its risk management and compliance procedures, are given in the statement on internal control on page 31. From this year onwards, as part of those procedures, each Tate & Lyle business is asked to confirm twice a year that the Group's Code of Conduct is being communicated to suppliers and report on any contravention. Persistent contravention can lead to termination of that supplier relationship.

Recruitment and Training

Management Commitment

'We are committed to being world-class employers and investing in people. We know that the quality, engagement and training of our people have a direct impact on our bottom line.' **Jan Broekaert,** Director of Group Human Resources

Recruiting the Best and Developing Potential

Tate & Lyle is committed to a just and robust approach to equal opportunities in all parts of the business, with people gaining promotion on merit. We believe that it is vital to recruit, train, promote and retain talented individuals irrespective of sex, age, marital status, disability, sexual orientation, race, religion, ethnic or national origin. In a changing world, developing the potential in current employees is key. We support continuous learning, providing the means and opportunities to enjoy relevant training. Training is primarily organised at unit or local level, with the Group holding specific international sessions each year.

Challenges and opportunities are other important drivers of employee satisfaction. Tate & Lyle has a long tradition of transfers between business units across the world both at a functional and operational level. Participation in multi-plant or cross-divisional project teams creates the possibility to broaden specific technical experience and project delivery skills. In providing these opportunities for networking amongst employees, we want knowledge to be shared.

Employee Data

A key project is the implementation of a single Global Human Resources data system. Implementation is planned to start in financial year 2003. This will deliver basic, but reliable and comparable employee data for all units by the end of 2003.

In 2001, Tate & Lyle Europe reported the results of an extensive employee opinion survey covering all its UK and Portuguese employees using a series of employee roadshows. One of the many ideas generated by this process was the desire for access to personal training facilities. To meet this need a new Learning Resource Centre is being established at the Thames Refinery in London. All Thames-based employees will be able to update existing skills or acquire new ones, to study for professional qualifications or to expand their knowledge, perhaps learning a new language.

Corporate Community Involvement

Management Commitment

'Tate & Lyle aims to achieve the highest standards of environmental, social and ethical performance throughout our businesses. One way by which we may be judged in this is through our relationships with the communities where we work. We place high importance on our Corporate Community Involvement programme.' **John Walker,** Managing Director, European Division

Tate & Lyle has always maintained strong and diverse community involvement. This has increasingly involved working with community partners with whom we enjoy shared objectives. This is not just an altruistic activity. It yields benefits to the Company. First, it is in the Company's interests to operate in strong, safe and healthy communities, helping improve the quality of life for employees as well as our neighbours. Second, levels of commitment and motivation are increased if employees hold Tate & Lyle in high esteem. Finally, there is increasing evidence that new recruits are seeking jobs in businesses that have a strong focus on community involvement. Community involvement policy is reviewed annually by the Board and overseen by a Corporate Committee appointed by Larry Pillard and chaired by John Walker. The programmes are managed locally.

Targets and Results

In the financial year to 31 March 2002, total worldwide charitable donations made by Tate & Lyle totalled £831,000. Of that, £396,000 was donated in the UK. An additional global *pro bono* contribution in goods and services is estimated to be £91,000. The target for these allocations remains 50% for Education, 25% for Environment, 15% for Health and 10% for Arts.

Since winning the UK's Business in the Community (BitC) 'Investing in Young People Award' in 2000, the number of employee volunteers has sharply increased. Across our businesses hundreds of Tate & Lyle employees have made personal commitments to help people and organisations. From the shop floor to directors, everyone who has participated has increased our contribution to society. However, it is not one-way traffic; through these many interactions we too have learned important skills and knowledge.

This year for the first time all our partner organisations within the community are being asked to identify the impact of Tate & Lyle's contribution. Using a short questionnaire, the effects of our work will be compiled enabling us to focus on the activities that yield the most significant results for our communities. We will also use this information to set future targets.

Action in our Communities

To summarise the activity across the Group is difficult in this report but what follows is a brief snapshot of some events over the past 12 months.

Education

Tate & Lyle Europe helped some 2,500 East London primary school children become safer citizens. The Junior Citizens' Scheme was hosted at our Silvertown site and run by the Metropolitan Police. The event involved organisations such as the fire brigade, ambulance service, gas, electricity, river and railway agencies. Activities and interactive demonstrations were staged to teach the children how to be safer citizens.

In Decatur, Illinois, Tate & Lyle North America supports the 'College Futures' programme, which works with promising young students from ethnic minorities and encourages them to attend college. The Company also continues to support the Illinois State University Summer Enrichment Programme, which gives talented students from ethnic minorities experience of college life.

Environment

As part of a four-year environmental enhancement partnership scheme, Amylum UK has helped restore riverside habitats in the London Borough of Greenwich. The latest activity has been to plant a terraced reed-bank to encourage wildlife back to the area.

Health

At Christmas, Tate & Lyle Europe loaned a warehouse in Silvertown, East London to the charity Crisis. Over the festive period, the Crisis Open Christmas was home to hundreds of homeless people. In addition, employees donated clothing, blankets and food, while others joined the 2,500 volunteers who transformed the warehouse into a warm place to stay and helped look after the guests.

Amylum Slovakia works with local hospitals to improve the provision of basic equipment. It has bought the blankets and towels in a local social care centre and upgraded bathrooms in a home for disabled people.

Arts

The Group has refocused its long-standing links with the Tate Galleries to help encourage children's interest in the visual arts. The new programme provides materials for families visiting Tate Britain in London. In addition, children from inner-city areas can participate in projects that will see their work being displayed at Tate Britain and on its web site. Their families will then be invited to view the work on display at the gallery.



Sir David Lees

Sir David Lees (age 65) joined the Board and was appointed Chairman in October 1998. He has been a director of GKN plc since 1982, and was appointed Group Managing Director in 1987, Chairman and Chief Executive in 1988 before becoming non-executive Chairman in 1997. From 1991 to 1998 he served as a non-executive director of Courtaulds plc, the last two years as Chairman. He is currently joint Deputy Chairman of Brambles Industries plc and Brambles Industries Limited, a director of the Royal Opera House, Covent Garden Limited and a member of the Takeover Panel. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

non-executivechairmanboardexecutivedirectorsofdir

Larry Pillard (age 55) Chief Executive joined the Group in 1992 as Chief Executive Officer of A E Staley. He has extensive technical and managerial experience in the corn wet-milling industry in both the US and Europe. He was appointed to the Tate & Lyle Board in February 1994, became Chief Operating Officer and Group Managing Director in January 1996, and was appointed to his current position in November 1996. He is a non-executive director of Tetra Laval Group.

Simon Gifford (age 55) Group Finance Director joined the Group in 1969 having qualified as a chartered accountant in that year. He has held various financial and general management roles including Managing Director, Foreign Investment Division from 1987 and Company Secretary with responsibility for investor relations from 1993. He was appointed to his current position and joined the Tate & Lyle Board in January 1996.

Stuart Strathdee (age 51) Managing Director, International Division joined the Group in 1977. He has served in a variety of management positions including Group Treasurer, Managing Director of Tate & Lyle International and Managing Director of United Molasses. He was appointed to the Tate & Lyle Board in November 1994. He is a non-executive director of James Finlay Limited.

John Walker (age 57) Managing Director, European Division joined the Group in 1966. He has held a range of executive positions including Managing Director of United Molasses and Managing Director of Tate & Lyle Sugars. He was appointed to the Tate & Lyle Board in March 1993.



Larry Pillard



Simon Gifford



Stuart Strathdee



John Walker



Richard Delbridge



Keith Hopkins



Mary Jo Jacobi



Carole Piwnica



Allen Yurko

orsnon-executivedirectorsboardofdirectorsboardofdire

Richard Delbridge (age 60) joined the Board in September 2000. A Chartered Accountant, he is a former Partner of Arthur Andersen & Co and Managing Director and General Manager of J P Morgan & Co in the UK. In 1989, he was appointed Director, Group Finance at Midland Bank plc, later becoming Group Finance Director, HSBC Holdings plc. In 1996, he was appointed Director and Group Chief Financial Officer of National Westminster Bank Plc, a position he held until April 2000. He is a non-executive director of Egg plc and Gallaher Group Plc.

Keith Hopkins (age 57) joined the Board in November 1994. A PhD in Chemistry, he worked for Unilever before joining Croda International Plc, the speciality chemical company, in 1976. He served as Group Chief Executive of Croda from 1987 to 1998 and then as non-executive Chairman from 1999 to 2001. He is a former non-executive Chairman of Ellis & Everard Plc and currently serves as non-executive Chairman of Scapa Group plc.

Mary Jo Jacobi (age 50) joined the Board in October 1999. She has had a varied career in both the public and private sectors including positions in the administrations of Presidents Ronald Reagan and George H W Bush as well as senior executive appointments with Drexel Burnham Lambert Inc, HSBC Holdings plc and Lehman Brothers. She is currently Vice President Group External Affairs, Shell International Limited.

Carole Piwnica (age 44) joined the Board in October 1996. In August 2000, she was appointed as 'Non-Executive Vice-Chairman, Governmental Affairs' for Tate & Lyle. She qualified as a lawyer at the New York and Paris bars and has wide business experience in agribusiness companies. Appointed to the Amylum Board in 1991, she served as Chairman from October 1996 to August 2000. She is a non-executive director of S.A. Spadel N.V.

Allen Yurko (age 50) joined the Board in April 1996. He joined Siebe plc in 1989 becoming a director in 1991 and Chief Executive Officer in 1994. Following the merger of Siebe and BTR in 1999, he was appointed Chief Executive of the merged company, Invensys plc, a position he held until September 2001. He is currently a Partner of Compass Partners International Limited, a trans-Atlantic private equity business.

Company Secretary

Robert Gibber (age 39), a solicitor, joined Tate & Lyle in 1990 as a commercial lawyer. He was appointed General Counsel in 1997 and then also Company Secretary in 2001.

board committees

The specific responsibilities delegated to the Board Committees are described on page 30.

Audit Committee

Keith Hopkins (Chairman)
Richard Delbridge
Mary Jo Jacobi
Sir David Lees
Carole Piwnica
Allen Yurko

Chairman's Committee

Sir David Lees (Chairman)
Richard Delbridge
Keith Hopkins
Mary Jo Jacobi
Larry Pillard
Carole Piwnica
Allen Yurko

Nominations Committee

Sir David Lees (Chairman)
Richard Delbridge
Keith Hopkins
Mary Jo Jacobi
Larry Pillard
Carole Piwnica
Allen Yurko

Remuneration Committee

Allen Yurko (Chairman)
Richard Delbridge
Keith Hopkins
Mary Jo Jacobi
Sir David Lees
Carole Piwnica

Principal Activities of the Group

The activities of Tate & Lyle PLC and its subsidiary and associated undertakings (the 'Group') are principally processing carbohydrates to provide a range of sweetener and starch products, and animal feed and bulk storage.

Financial Year

The accounting period under review is for the year ended 31 March 2002. Comparative figures used in this report are for the 53-week period ended 31 March 2001.

Business Review

The Chairman's Statement on pages 2 and 3, the Chief Executive's Review on pages 4 to 7 and the Operating and Financial Review on pages 10 to 21 report on the activities during the year, post balance sheet events and likely future developments.

Research and Development

The Group spent £17 million (2001 – £13 million) on research and development during the year.

Share Capital

The Company issued 155,304 ordinary shares during the year on the exercise of employee share options. The total value of ordinary shares issued at the issue price for cash was £409,692.

Details of substantial interests in Tate & Lyle are given on page 63. Apart from these holdings, the directors have not been notified of any material interest of 3% or more or any non-material interest of 10% or more of the issued voting capital of the Company.

The Company was given authority at the 2001 Annual General Meeting to make market purchases of up to 48,168,852 of its own ordinary shares. This authority will expire at the 2002 Annual General Meeting and approval will be sought from shareholders at that meeting for a similar authority to be given for a further year. The Company has not acquired any of its own shares during the year.

Details of shares purchased by the Tate & Lyle Employee Benefit Trust to satisfy options granted under the Group's executive share option scheme are given in the Remuneration Report on page 36 and in note 15 to the financial statements on page 54.

Dividend

A final dividend of 12.3p is recommended for the year to 31 March 2002. If approved, it will be due and payable on 7 August 2002 to shareholders on the register on 12 July 2002. This dividend amounts to £59 million and makes a total for the year of 17.8p per share, compared with 17.8p for the 53 weeks to 31 March 2001.

Directors

The members of the Board of Directors are listed on pages 26 and 27.

At the Annual General Meeting, Simon Gifford, Mary Jo Jacobi and Sir David Lees are retiring by rotation. All three directors, being eligible, offer themselves for re-election under Article 84.

Simon Gifford is employed under a contract which is detailed in the Directors' Remuneration Report on pages 32 to 36. Mary Jo Jacobi and Sir David Lees do not have service contracts.

At no time during the year has any director had any material interest in a contract with the Company, being a contract of significance in relation to the Company's business. A statement of directors' interests in shares of the Company is set out on page 36.

Corporate Governance

The report on Corporate Governance is on pages 30 and 31. The Directors' Remuneration Report is on pages 32 to 36.

Employment

The average number of employees in the Group during the year was:

UK	1 465
Europe excluding the UK	1 159
North America	4 135
Africa	66
Rest of the world	1 678
Total	**8 503**

Group companies operate within a framework of human resources policies, practices and regulations appropriate to their own market sector and country of operation. Policies and procedures for recruitment, training and career development promote equality of opportunity regardless of sex, age, marital status, disability, sexual orientation, race, religion and ethnic or national origin. The aim is to encourage a culture in which all employees have the opportunity to develop as fully as possible in accordance with their individual abilities and the needs of the Group.

The Company is committed to effective communication with employees, including information on its performance and business environment. It follows appropriate consultation procedures and has an established European Forum.

Training

Training has concentrated on multi-skilling to encourage flexibility in working practices. The Group runs a series of international management programmes to develop management skills and create valuable opportunities for the cross-fertilisation of management ideas across the Group.

Employee Share Option Schemes

Offers made under the Group's executive share option scheme and the UK sharesave scheme together resulted in the grant of 660 options to individuals to buy 4,536,395 shares. 78.4% of eligible UK employees hold share options. More information about options granted under the schemes is given on page 62.

Corporate Social Responsibility

The Group's corporate social responsibility report appears on pages 22 to 25. Worldwide charitable donations during the year totalled £831,000 (2001 – £1.06 million) of which £396,000 (2001 – £528,000) was donated in the UK. No political donations were made in the EU during the year.

Payment to Suppliers

It is the Group's policy that UK operating companies should follow the CBI Prompt Payers' Code. The Code requires the Company to agree the terms of payment with its suppliers, to ensure its suppliers are aware of those terms and to abide by them. It is the Group's policy to apply further the requirements of the Code to companies around the world, wherever possible.

Tate & Lyle PLC is a holding company and had no amounts owing to trade creditors at 31 March 2002.

Annual General Meeting

The Annual General Meeting will be held at the Royal Lancaster Hotel, London W2 on Thursday 1 August 2002 at 11.30 am. Enclosed with this report is a letter from the Chairman to shareholders. Attached as an appendix to the letter is the Notice convening the meeting which includes five items of special business. The letter includes an explanation of all the resolutions to be proposed at the Annual General Meeting.

Auditors

The Auditors, PricewaterhouseCoopers, have expressed their willingness to continue to act and a resolution for their reappointment will be submitted to the Annual General Meeting.

On behalf of the Board
Robert Gibber, Company Secretary
6 June 2002

Combined Code

The Committee on Corporate Governance issued the Combined Code ('the Code') in June 1998. The Listing Rules of the Financial Services Authority require a narrative statement of how the Company applies the principles of the Code, and a statement as to whether the Company has complied with the provisions of the Code throughout the accounting period, giving reasons for any non-compliance. The paragraphs below describe how the Company applies the principles and complies with the provisions of the Code.

The Board

The Board comprises four executive directors and six non-executive directors, including a non-executive chairman. The non-executive directors have a wide range of outside business interests. The posts of Chairman and Chief Executive are separated.

The Board considers the Chairman and all the non-executive directors to be independent, with the exception of Mrs Piwnica. Mrs Piwnica is a former Chairman of Amylum Group and is paid by the Group for consultancy services which she performs in addition to her duties as a non-executive director of Tate & Lyle. Details of the terms of her consultancy agreement are given in the Directors' Remuneration Report on pages 32 to 36.

The Board meets at least eight times each year. At least one meeting takes place at an operating subsidiary or joint venture company. During the year, the directors' overall rate of attendance at Board meetings was 98%. All substantive agenda items have comprehensive briefing papers, which are circulated five days before the meeting. The Board reviews regularly the strategy of the Group and at most Board meetings it reviews the strategy of one of the major units.

Appropriate training and briefing is available to all directors on appointment to the Board, taking into account their individual qualifications and experience, and also on an ongoing basis as required to meet their individual needs. The directors have access to the advice and services of the Company Secretary and there is a procedure in place whereby, in the furtherance of their duties, directors can obtain independent professional advice at the Company's expense.

The Company's Articles require the re-election of one-third of the Board at each Annual General Meeting. Where this would result in a director serving for more than three years without re-election, the directors have agreed to submit themselves for re-election.

The Directors' Remuneration Report on pages 32 to 36 includes details of the Company's executive remuneration policy and practice.

The Board Committees

The Board has a formal schedule of matters reserved to it for decision, but also delegates specific responsibilities to Board Committees, all of which have written terms of reference. The current Board Committee structure is described below:

- The Chairman's Committee comprises the Chairman, the other non-executive directors and the Chief Executive, under the chairmanship of the Chairman. It meets before each Board meeting as required, and provides an opportunity for the Chairman and Chief Executive to brief and obtain the views of the non-executive directors.
- The Audit Committee comprises the non-executive directors under the chairmanship of Dr Hopkins and normally meets three times a year. It provides a facility for discussing with the Group's external auditors their report on the annual accounts, reviewing the scope and results of the internal audit work programme and considering any other matters which might have a financial impact on the Company. This includes reviewing the Group's system of internal control and the process for evaluating and monitoring risk. The Committee also reviews the objectivity of the external auditors, including the level of non-audit services supplied, and ensures that there is an appropriate audit relationship.
- The Remuneration Committee comprises the non-executive directors under the chairmanship of Mr Yurko. It meets as required, usually before each Board meeting. The Chief Executive may also attend by invitation of the Committee Chairman. The Committee makes recommendations to the Board on executive directors' remuneration policy and specifically approves the remuneration and other detailed terms of service, including the terms upon which such service is terminated, of the executive directors and the Company Secretary. No director is involved in deciding his own remuneration. The Committee also approves the salary and benefits of members of the Executive Committee and employees who report directly to the Chief Executive.
- The Nominations Committee comprises the non-executive directors and the Chief Executive under the chairmanship of the Chairman. It meets as required to consider candidates for appointment as directors and as Company Secretary and makes recommendations to the Board. It also makes recommendations to the Board on the processes for the appointment of the Chairman of the Board, the Board's composition and balance, the membership of the Board Committees and material changes in the responsibilities of Board Members.

Shareholder Communications

The Chief Executive and Group Finance Director, supported by the Chairman, maintain a regular programme of visits and presentations to major institutional shareholders.

Some 250 shareholders normally attend the Annual General Meeting and are invited to ask questions and meet informally with the directors after the formal proceedings have ended.

The Company aims to present a balanced and understandable assessment in all its reports to the public and to regulators. Key announcements and other information may be found on the Company's web site at www.tateandlyle.com.

Internal Control

The Board of Directors is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate risk, and can only provide reasonable and not absolute assurance against material misstatement or loss. The Board of Directors reviews the effectiveness of the system of internal control annually. This review covers financial, operational and compliance controls and risk management procedures. The processes described below, which accord with the guidance *'Internal Control: Guidance for Directors on the Combined Code'* issued by the Institute of Chartered Accountants in England and Wales (the Turnbull guidance), have been in place throughout the year and up to the date of approval of this Annual Report. These processes are reviewed on an ongoing basis by the Board and the Audit Committee.

The Group operates a management system that recognises the appropriate balance of risk and reward as a key part of the enterprise. The system emphasises risk management as a responsibility of line executives, not only of staff specialists. The process is flexible and ongoing and is supported by a formal procedure for identifying and evaluating major business risks facing the Group. Under this procedure, senior executive management confirms to the Chief Executive and Group Finance Director, at least twice a year, that these risks are being managed appropriately within their operations.

The Chief Executive requires his senior managers to maintain a regular dialogue by e-mail. As a minimum, key points are e-mailed every Friday. He receives more comprehensive reports monthly from each major business group.

The Group has an internal audit department that supports the Board and the Audit Committee in maintaining procedures through a programme of regular reviews that focus on key aspects of the business. The Audit Committee receives regular reports on the progress and work of the internal audit department. It also receives reports from the Company's auditors on the effectiveness of the system of internal control and risk management.

An Executive Management Committee comprises the executive directors, the Company Secretary and other senior Group managers. It is chaired by the Chief Executive and meets in advance of each Board meeting and as required. Its members are appointed by the Chief Executive to assist him in managing the activities of the Group.

The Chief Executive and the Group Finance Director submit written reports to each Board meeting which include consideration of changing threats and opportunities within the business. The standard Board review of investments and disposals includes identification of major risks that could affect the outcome of each project, with a sensitivity analysis.

Formal annual reports and presentations are received by the Board on certain areas of special risk. These include insurance, treasury management, commodity trading, pensions management, safety and environmental issues.

There is a comprehensive annual planning and financial reporting system comparing results with plan and the previous year on a monthly basis. Revised forecasts for the year are produced at least quarterly. Reports include a monthly cash flow statement projected for 15 months. The Group Finance Director undertakes quarterly financial reviews of the major operating units.

The Company has defined procedures for the authorisation of capital expenditure and investment, granting of guarantees, trading and hedging of currencies and commodities and use of treasury products.

The Group's businesses operate under mandatory written procedures to provide an appropriate control environment. The Group Operating Policies set out the Group's commitment to competence, integrity and ethical values. Each year, the Group's businesses are required formally to confirm that they are in compliance with these policies and the results of this review are reported to the Audit Committee.

Compliance with the Provisions of the Code

The Company has complied throughout the year with the provisions of the Code, with the following exceptions:

- Mr Pillard's annual bonus is pensionable, in accordance with usual North American practice.
- The Board does not consider it necessary to identify a single senior non-executive director, in addition to the Chairman, to whom concerns may be conveyed. The Chairmen of the Remuneration and Audit Committees may be consulted on any matters where investors feel an approach to the Chairman or Chief Executive would be inappropriate.
- Mrs Piwnica is a member of the Remuneration Committee and, consequently, it does not exclusively comprise independent non-executive directors.

General Policy

The remuneration of the executive directors is set by the Remuneration Committee in accordance with a remuneration policy determined by the Board upon recommendation from the Committee. The policy is reviewed annually. The Committee, which consists solely of non-executive directors of the Company (whose biographical details are given on pages 26 and 27), determines the detailed terms of service of the executive directors, including basic salary, incentives and benefits, and the terms upon which their service may be terminated. The Committee takes advice periodically from leading firms of compensation and benefit consultants.

The Group's remuneration policy for executive directors and senior executives is to provide remuneration packages which:

- are competitive and commensurate with other international businesses of similar size, particularly those in the food processing industry;
- are designed to attract, retain and motivate high-calibre executives;
- reward above average performance; and
- are based on local country practice.

The remuneration package consists of short-term rewards (base salary and annual bonus), long-term rewards (share options) and retirement and other benefits. Base salaries take account of the median relative to similar companies and also reflect job responsibilities, market rate and the sustained level of individual performance. The annual bonus is a short-term reward which reflects the performance of the Group, or appropriate division or subsidiary, primarily against financial objectives. Annual bonuses are capped at 90% of base salary or lower, dependent on the executive's responsibilities. Performance-based share option schemes provide long-term rewards that align with shareholder interests.

Retirement and other benefits reflect local market practice at median levels. Retirement benefits, in the form of pension and/or lump sums, are provided through tax-approved schemes, covering executives in the country and business sector in which they perform their principal duties. In certain circumstances where individuals are transferred from their home country to other Group locations but are likely to retire in the home country, pension benefits may continue to be provided on a home country basis. Where the promised level of benefits cannot be provided through tax-approved schemes, appropriate provisions are made in the Group accounts.

The fees of non-executive directors are set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Group's affairs. The fees paid are commensurate with those paid by other UK listed companies.

In recognition of developments in corporate governance practice, shareholders will be given the opportunity to approve the general policy on directors' remuneration at the 2002 Annual General Meeting.

Remuneration of Executive Directors

Executive directors' salaries are reviewed on 1 April each year.

The Group operates an Executive Bonus Scheme for executive directors and senior executives. For the year ended 31 March 2002, bonuses for executive directors were based on predetermined levels of Group profit before tax and improvement in economic value added ('EVA®'). Under the scheme, the maximum bonus that can be earned is 90% of base salary for the Chief Executive and 70% of base salary for the other executive directors. A maximum bonus payment is only made if exceptional financial performance in excess of targets is achieved. Bonuses awarded to the executive directors based on the Group's financial performance for the year ended 31 March 2002 are shown in the table on page 35. The Remuneration Committee reviewed the attainment of the financial targets and agreed the bonus payments.

The Company operates a discretionary Executive Share Option Scheme under which options over the Company's ordinary shares may be granted each year to executive directors and other senior executives. Option grants are based on individual performance and are phased over a number of years.

The current Executive Share Option Scheme ('the 2000 Scheme') was approved by shareholders at the Annual General Meeting on 27 July 2000. The performance condition attached to the exercise of options under the 2000 Scheme is scaled such that, if over the first three consecutive years, the growth in the Company's normalised earnings per share has exceeded the growth in the UK Retail Price Index excluding mortgage interest payments by an average of at least 3% per year, then 50% of the options granted may be exercised. If it is exceeded by an average of at least 4% per year, then 100% of the options granted may be exercised. Options not meeting the performance condition in the third year may be exercised in subsequent years (up to ten years after the options were granted at which time they will lapse) but only if the appropriate compound performance condition is met.

Prior to the approval of the 2000 Scheme, options were granted under UK and International Executive Share Option Schemes which were approved by shareholders in 1992 ('the 1992 Schemes'). The exercise of executive share options granted since November 1995 under the 1992 Schemes is subject to the Group achieving an increase in fully diluted earnings per share of 6% more than the increase in the UK Retail Price Index during any period of three consecutive financial years over the life of the option.

Since the approval of the 2000 Scheme, no option grants have been made under the 1992 Schemes and no further grants will be made.

The Company has a Savings Related Share Option Scheme (Sharesave Scheme) that is open to all employees in the UK including executive directors. As permitted by the Finance Act 1989, exercise prices are normally set at a discount of 20% to the market price at the time of grant.

Retirement and Other Benefits of Executive Directors

Chief Executive

Mr Pillard is a member of the Tate & Lyle North America retirement plans. On retirement at age 60 he will be entitled to a payment from the plans that, when added to pensions due to him from the State and from a former employer, will total 52.4% (the 'retirement percentage') of his earnings at retirement. These are computed as the average of the highest 36 consecutive months total compensation received in the preceding 120 months. Total compensation includes bonuses but excludes benefits. There is no provision for this pension to be increased during retirement. There is also a widow's pension and a lump sum death-in-service benefit.

The Company makes matching contributions to Mr Pillard's 401(K) plan (a tax-approved retirement savings plan in the US) up to 3% of the maximum compensation permitted for this purpose under the Internal Revenue Service Code.

As an expatriate, Mr Pillard receives a housing allowance and a travel allowance for his family. He also receives a car allowance, health insurance and other minor benefits.

Other Executive Directors

Executive directors other than the Chief Executive are members of the Tate & Lyle Group Pension Scheme and are eligible at age 60 for a pension equal to two-thirds of their basic pay in the highest of their last five completed tax years. Bonuses are not pensionable. The benefit also includes a widow's pension payable on a director's death and a lump sum on death in service. Once in payment to a director or his widow, the pension is increased each year in line with the Retail Price Index up to a maximum of 5%, with a minimum of 3%.

Executive directors are provided with a company car (or receive a car allowance in lieu) and health insurance.

Terms of Appointment of Chairman and Non-Executive Directors

Sir David Lees was appointed non-executive Chairman on 1 October 1998 for an initial period of three years. This appointment has been extended by the Board upon the recommendation of the Nominations Committee until 30 September 2002, and will continue thereafter terminable by the Company or Sir David on not less than one year's notice. His fees are determined by the Board on the recommendation of the Remuneration Committee. Sir David has the use of a car, the running and associated costs of which are borne partially by the Company.

The fees received by the remaining non-executive directors are determined by the Board. For the year ended 31 March 2002, the basic fee for each director was £27,500 per annum. The Chairmen of the Audit and Remuneration Committees receive an additional £2,750 per annum to reflect the extra responsibilities attached to these positions.

Mrs Piwnica has a consultancy agreement with the Group for which she is paid €270,000 (£166,656) per annum. This agreement, which was entered into on 14 August 2000, is for an initial three-year period and thereafter until terminated by either party giving not less than 12 months' written notice, such notice to expire no earlier than the end of the initial three-year period. In recognition of her consultancy services, Mrs Piwnica holds the position of 'Non-Executive Vice Chairman, Government Affairs' for Tate & Lyle. Mrs Piwnica also receives £2,750 per annum in addition to her basic fee as a director.

The non-executive directors do not participate in the Group's incentive or pension schemes, nor do they receive other benefits except as described above. They do not have service contracts, but under the terms of their appointment they are usually expected to serve as directors for between four and eight years. The appointment of Keith Hopkins, who joined the Board in November 1994, has been extended until the Annual General Meeting in 2003.

Service Contracts of Executive Directors

All executive directors have service contracts terminable by the Company on not more than two years' notice and by the individual directors on up to six months' notice. These notice periods take account of the international nature of Tate & Lyle's business and the need to remain competitive. Contracts for any new executive directors will specify a maximum of 12 months' notice except in special circumstances.

Executive directors' contracts, together with summaries of their pension arrangements, are available for inspection at the registered office of the Company during normal business hours and at the Annual General Meeting.

External Appointments

The Board believes that the Company can benefit from its executive directors holding a non-executive directorship. Such appointments are subject to the approval of the Board and are normally restricted to one for each executive director. Fees may be retained by the executive director concerned.

1 Directors' Options

The market price of the Company's ordinary shares at the close of business on 28 March 2002 was 349.25p and the range during the year to 31 March 2002 was 213p to 349.25p.

Executive Option Holdings at 31 March 2002	Total Options				Exercisable at 31 March 2002	
	Number	Weighted average option price	Earliest date exercisable	Latest date exercisable	Number	Weighted average option price
S Gifford	**533 627**	**349.3p**	**30.11.95**	**14.06.11**	**198 087**	**419.1p**
L G Pillard	**1 114 148**	**353.4p**	**30.11.95**	**14.06.11**	**429 523**	**442.4p**
S Strathdee	**356 835**	**349.7p**	**30.11.95**	**14.06.11**	**153 439**	**414.3p**
J H W Walker	**411 174**	**342.8p**	**30.11.95**	**14.06.11**	**155 512**	**402.5p**

Movement in Executive Options Holdings	Executive share options 1 April 2001	Options granted	Options[1] lapsed	Exercise price per share for options granted	Date from which exercisable	Latest expiry date	Executive share options 31 March 2002
S Gifford	408 767	139 860	15 000	286p	15.06.04	14.06.11	**533 627**
L G Pillard	817 820	296 328	–	286p	15.06.04	14.06.11	**1 114 148**
S Strathdee	282 675	89 160	15 000	286p	15.06.04	14.06.11	**356 835**
J H W Walker	326 279	104 895	20 000	286p	15.06.04	14.06.11	**411 174**

[1] **Options lapsed during the year on reaching the tenth anniversary of their date of grant. The price of these options was 422p.**

No executive options were exercised during the year.

The directors' holdings include executive options issued in 1992 and 1993 that are exercisable at a discount of 15% subject to the satisfaction of performance criteria.

Savings-related Option Holdings at 31 March 2002	Number	Weighted average option price	Earliest date exercisable	Latest date exercisable
S Gifford	**9 271**	**182p**	**01.03.06**	**31.08.06**
L G Pillard	**10 096**	**182p**	**01.03.08**	**31.08.08**
S Strathdee	**3 522**	**220p**	**01.08.03**	**31.01.04**
J H W Walker	**4 403**	**220p**	**01.08.03**	**31.01.04**

There was no change in savings-related options held by directors during the year.

The aggregate gain made by directors on the exercise of all options during the year was nil (2001 – nil).

2 Directors' Emoluments

Emoluments of Tate & Lyle PLC directors, contained within staff costs, were:

	Salary (inc fees) £000	Benefits £000	Annual bonus £000	Total year to 31 March 2002 £000	Total 53 weeks to 31 March 2001 £000
Chairman					
Sir David Lees	**213**	**15**	**–**	**228**	215
Executive directors					
S Gifford	**350**	**11**	**171**	**532**	313
L G Pillard (highest paid director)	**605**	**116**	**380**	**1 101**	657
S Strathdee	**217**	**10**	**106**	**333**	203
J H W Walker	**255**	**8**	**124**	**387**	243
Non-executive directors					
R Delbridge	**28**	**–**	**–**	**28**	16
K G G Hopkins	**30**	**–**	**–**	**30**	30
M J Jacobi	**28**	**–**	**–**	**28**	28
C Piwnica[1]	**197**	**–**	**–**	**197**	189
Lord Walker[2]	**13**	**–**	**–**	**13**	30
A M Yurko	**29**	**–**	**–**	**29**	28
Totals	**1 965**	**160**	**781**	**2 906**	1 952

[1] Mrs Piwnica's salary for 2002 is made up of £30,250 (2001 – £29,252) as a non-executive director of Tate & Lyle and £166,656 (2001 – £103,477) paid to her under the consultancy agreement entered into with the Group on 14 August 2000. In 2001, she was paid £54,000 in her capacity as Chairman of Amylum Group, a position she relinquished on 14 August 2000.

[2] Part of period (Lord Walker retired from the Board on 2 August 2001).

Paul Mirsky, a former director, received benefits of £211 during the year under contractual severance arrangements which terminated on 31 July 2001.

3 Pension Provision

	Defined benefit schemes			Defined contribution schemes
	Increase in accrued pension for the period[1] £000	Transfer value of increase in accrued pension[2] £000	Accumulated total accrued pension at year-end[3] £000	Contribution paid in the period[4] £000
S Gifford	**30**	**472**	**233**	**–**
L G Pillard[5]	**16**	**123**	**338**	**4**
S Strathdee	**14**	**177**	**118**	**–**
J H W Walker	**13**	**229**	**170**	**–**

[1] For each director, the figure represents the difference between the total accrued pension at 31 March 2002 and the corresponding pension a year earlier. The figures quoted include an adjustment for inflation in accordance with the Listing Rules of the Financial Services Authority.

[2] For Mr Gifford, Mr Strathdee and Mr Walker, the figures shown represent the transfer value, calculated in accordance with Guidance Note 11 issued by the Faculty and Institute of Actuaries, of the inflation-adjusted increase in the total accrued pension for the year. For Mr Pillard, the figure shown represents the Accrued Benefit Obligation, that is the present value of the inflation-adjusted increase in the total accrued pension for the year.

[3] The figure shown represents the amount of pension benefits, based on service, pensionable earnings and, where appropriate, transferred pension rights, which would have been preserved for each director had he left service on 31 March 2002.

[4] The figure shown represents the amount of matching contributions paid during the year by the Group to the 401(K) plans of Mr Pillard.

[5] Mr Pillard attained age 55 in April 2002, at which point his benefit vested. The accrued benefit figures, benefit accrual and value shown in the table above represent Mr Pillard's right to an unreduced pension at age 60. The figures for the non-vested benefit shown in the accounts for the 53-week period ended 31 March 2001 were based on payment at age 65. The increase in the transfer value of his benefits, as a result of the change in valuation method, was £1,188,124.

The limitation under UK tax law on the level of final remuneration used in the calculation of pension benefits (known as the earnings cap) does not apply to the current executive directors because of their length of service with the Group.

4 Directors' Interests in Tate & Lyle Shares

	Ordinary Shares 2002	2001
Directors' interests		
R Delbridge	**20 000**	20 000
S Gifford	**155 316**	154 816
K G G Hopkins	**6 610**	6 610
M J Jacobi	**3 000**	3 000
Sir David Lees	**30 000**	30 000
L G Pillard	**9 374**	9 374
C Piwnica	**6 612**	6 612
S Strathdee	**17 689**	17 493
J H W Walker	**25 257**	25 022
A M Yurko	**5 000**	5 000

All the above interests are beneficially held.

Mr Gifford, Mr Pillard, Mr Strathdee and Mr Walker, together with all employees, had beneficial interests in 686,993 ordinary shares at 1 April 2001 and 4,519,339 ordinary shares at 31 March 2002, acquired by the Tate & Lyle Employee Benefit Trust to satisfy options granted under the Executive Share Option Scheme.

Additional shares were acquired on 2 April 2002 for Corporate PEPs owned by directors as follows:

S Gifford	86 additional shares
S Strathdee	46 additional shares
J H W Walker	56 additional shares

There were no other changes in directors' interests in the period from 31 March 2002 to 6 June 2002.

No director had interests in any class of shares other than ordinary shares.

The Register of Directors' Interests, which is open to inspection, contains full details of directors' shareholdings and options to subscribe for shares.

directors' responsibilities

The directors have a specific responsibility for reporting to shareholders and for the assets of the Group. The directors are required by the Companies Act 1985 to present for each period financial statements which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the accounting period and of the profit or loss for that period. In preparing the financial statements, suitable accounting policies, framed by reference to reasonable and prudent judgements and estimates, have to be used and applied consistently. Applicable accounting standards have been followed and the accounts have been prepared on a going concern basis. The directors are responsible for the Group's system of internal financial control, for ensuring that arrangements are made for the maintenance of adequate accounting records, for safeguarding the assets of the Group, and for ensuring that steps are taken with a view to preventing and detecting fraud and other irregularities.

financial contents

38 auditors' report
39 group profit and loss account
40 balance sheet
41 group statement of cash flows
42 segmental analysis of total sales
43 segmental analysis of profit before interest
43 segmental analysis of net operating assets
44 group statement of total recognised gains and losses
44 group reconciliation of movements in shareholders' funds
44 analysis of shareholders' funds
45 notes to the financial statements
45 accounting policies
47 exchange rates, analysis of continuing and discontinued activities
48 operating profit
49 exceptional items, staff costs
50 interest payable and similar charges, taxation
51 dividends paid and proposed, earnings/(loss) per share, intangible fixed assets
52 tangible fixed assets
53 investments in subsidiary undertakings, investments in joint ventures and associates
54 other fixed asset investments, stocks
55 debtors, current asset investments
56 creditors due within one year, borrowings due after more than one year
57 other creditors due after more than one year
58 provisions for liabilities and charges
59 retirement benefits
61 contingent liabilities, financial commitments
62 share capital
63 reserves
64 reconciliation of operating profit to operating cash flows, change in working capital, reconciliation of net cash flow to movement in net debt
65 analysis of net debt, fair value of financial assets and liabilities
66 currency and interest rate exposure of financial assets and liabilities
68 currency analysis of net assets
69 disposals, post balance sheet event
70 main subsidiaries and investments
72 information for investors
74 ten year review
76 index

Independent auditors' report to the members of Tate & Lyle PLC

We have audited the financial statements on pages 39 to 71. We have also examined the amounts disclosed relating to emoluments, share options and pension benefits of directors which form part of the report by the Board to the shareholders on directors' remuneration on pages 32 to 36.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 37.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

We review whether the corporate governance statement on pages 30 and 31 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
1 Embankment Place, London WC2N 6RH
6 June 2002

group profit and loss account

Notes		Year to 31 March 2002 Ongoing activities £ million	Planned disposals (note 1) £ million	Continuing activities £ million	Discontinued activities (note 1) £ million	Total £ million	Restated* 53 weeks to 31 March 2001 £ million
	Group sales	2 745	367	**3 112**	**504**	**3 616**	3 827
	Share of sales of joint ventures and associates	308	4	**312**	**16**	**328**	319
	Total sales	3 053	371	**3 424**	**520**	**3 944**	4 146
	Group operating profit:						
	Before goodwill amortisation	181	15	**196**	**(16)**	**180**	156
	Goodwill amortisation	(8)	–	**(8)**	**–**	**(8)**	(5)
4	**Group operating profit**	173	15	**188**	**(16)**	**172**	151
	Share of operating profits of joint ventures and associates	35	–	**35**	**1**	**36**	29
	Total operating profit	208	15	**223**	**(15)**	**208**	180
	Exceptional items:						
5	Write-downs on planned sales of businesses	–	–	**–**	**–**	**–**	(307)
5	Loss/(profit) on sale of businesses	1	–	**1**	**(6)**	**(5)**	9
5	Profit on sale of fixed assets	11	–	**11**	**2**	**13**	–
	Profit/(loss) before interest	220	15	**235**	**(19)**	**216**	(118)
	Interest receivable and similar income					**47**	32
7	Interest payable and similar charges					**(102)**	(99)
	Share of net interest payable of joint ventures and associates					**(2)**	(5)
	Profit/(loss) before taxation					**159**	(190)
8	**Taxation**					**(39)**	(40)
	Profit/(loss) after taxation					**120**	(230)
	Minority interests – equity					**(2)**	(6)
	Profit/(loss) for the period					**118**	(236)
9	Dividends paid and proposed – including on non-equity shares					**(85)**	(86)
	Retained profit/(loss) for the period					**33**	(322)
	Earnings/(loss) per share						
10	Basic					**24.7p**	(50.0)p
10	Diluted					**24.6p**	(49.8)p

Before goodwill amortisation and exceptional items		
Profit before taxation	**159**	113
Diluted earnings per share (note 10)	**22.1p**	14.8p

*As explained in note 1, comparative figures have been restated to reflect the adoption of FRS19 'Deferred Tax'.

There is no material difference between the Group's results as stated above and its results prepared on a historical cost basis.

Notes		As at 31 March 2002 Group £ million	Restated* As at 31 March 2001 Group £ million	As at 31 March 2002 Tate & Lyle PLC £ million	As at 31 March 2001 Tate & Lyle PLC £ million
	Fixed assets				
11	Intangible assets	**158**	169	**–**	–
12	Tangible assets	**1 303**	1 488	**–**	–
13	Investments in subsidiary undertakings	**–**	–	**2 299**	2 297
14	Investments in joint ventures:				
	– Share of gross assets	***330***	*303*	**–**	–
	– Share of gross liabilities	***(152)***	*(152)*	**–**	–
		178	151	**–**	–
14	Investments in associates	**3**	11	**–**	–
15	Other investments	**57**	41	**13**	2
		1 699	1 860	**2 312**	2 299
	Current assets				
16	Stocks	**400**	497	**–**	–
17	Debtors – due within one year				
	– Subject to financing arrangements:				
	– Debtors	***58***	*58*	**–**	–
	– Less: Non-returnable amounts received	***(52)***	*(40)*	**–**	–
		6	18	**–**	–
	– Other debtors due within one year	**434**	505	**68**	52
17	Debtors – due after more than one year	**27**	24	**3**	2
18	Investments	**63**	60	**–**	–
	Cash at bank and in hand	**72**	57	**–**	–
		1 002	1 161	**71**	54
	Creditors – due within one year				
19	Borrowings	**(151)**	(426)	**(976)**	(1 114)
19	Other creditors	**(502)**	(493)	**(69)**	(72)
	Net current assets/(liabilities)	**349**	242	**(974)**	(1 132)
	Total assets less current liabilities	**2 048**	2 102	**1 338**	1 167
	Creditors – due after more than one year				
20	Borrowings, including convertible debt	**(623)**	(654)	**(436)**	(108)
21	Other creditors	**(3)**	(3)	**–**	–
22	**Provisions for liabilities and charges**	**(341)**	(383)	**(4)**	(3)
	Total net assets	**1 081**	1 062	**898**	1 056
	Capital and reserves				
26	Called up share capital	**123**	123	**123**	123
27	Share premium account	**380**	380	**380**	380
27	Revaluation reserve	**31**	32	**–**	–
27	Other reserves	**78**	90	**–**	–
27	Profit and loss account	**431**	383	**395**	553
	Shareholders' funds (including non-equity interests)	**1 043**	1 008	**898**	1 056
	Minority interests – equity	**38**	54	**–**	–
		1 081	1 062	**898**	1 056

***As explained in note 1, comparative figures have been restated to reflect the adoption of FRS19 'Deferred Tax'.**

The financial statements were approved by the Board of Directors on 6 June 2002 and signed on its behalf by:

Sir David Lees
Larry Pillard } Directors
Simon Gifford

Registered No. 76535

group statement of cash flows

Notes		Year to 31 March 2002 £ million		53 weeks to 31 March 2001 £ million	
28	**Net cash inflow from operating activities**		**445**		219
	Dividends received from joint ventures		**7**		9
	Returns on investments and servicing of finance				
	Interest paid	**(109)**		(97)	
	Interest received	**48**		33	
	Dividends paid to minority interests in subsidiary undertakings	**(1)**		(2)	
			(62)		(66)
	Taxation paid		**(35)**		(36)
	Capital expenditure and financial investment				
	Purchase of tangible fixed assets	**(76)**		(124)	
	Sale of tangible fixed assets	**15**		5	
	Purchase of fixed asset investments	**(12)**		(2)	
	Sale of fixed asset investments	**12**		1	
			(61)		(120)
	Acquisitions and disposals				
	Purchase of subsidiaries	**–**		(217)	
	Sale of subsidiaries	**103**		165	
	Net overdrafts of subsidiaries sold	**2**		–	
	Sale of interests in joint ventures and associates	**7**		15	
	Refinancing of existing joint ventures	**(3)**		(5)	
			109		(42)
	Equity dividends paid		**(85)**		(68)
	Net cash inflow/(outflow) before financing and management of liquid resources		**318**		(104)
	Management of liquid resources				
	(Increase)/reduction in current asset investments		**(2)**		153
	Financing				
	Repayment of borrowings due after one year	**(246)**		(297)	
	New borrowings due after one year	**220**		185	
	(Decrease)/increase in short-term borrowings	**(272)**		78	
	Capital element of finance lease payments	**–**		(1)	
	Net cash outflow from financing		**(298)**		(35)
30	**Increase in cash in the period**		**18**		14

segmental analysis of total sales

By activity	Ongoing activities £ million	Planned disposals (note 1) £ million	**Continuing activities £ million**	**Discontinued activities (note 1) £ million**	**Total £ million**
	Year to 31 March 2002				
Sweeteners and starches					
– Americas	1 269	–	**1 269**	**428**	**1 697**
– Europe	1 323	–	**1 323**	**–**	**1 323**
– Rest of the world	422	–	**422**	**50**	**472**
	3 014	–	**3 014**	**478**	**3 492**
Animal feed and bulk storage	–	371	**371**	**7**	**378**
Other businesses and activities	39	–	**39**	**35**	**74**
	3 053	371	**3 424**	**520**	**3 944**

	Ongoing activities £ million	Planned disposals (note 1) £ million	Continuing activities £ million	Discontinued activities (note 1) £ million	Total £ million
	53 weeks to 31 March 2001*				
Sweeteners and starches					
– Americas	1 201	–	1 201	684	1 885
– Europe	1 186	–	1 186	–	1 186
– Rest of the world	412	–	412	168	580
	2 799	–	2 799	852	3 651
Animal feed and bulk storage	–	311	311	95	406
Other businesses and activities	39	–	39	50	89
	2 838	311	3 149	997	4 146

***Comparative figures have been reclassified to include within discontinued activities not only the results of the US sugar businesses that were shown as planned disposals in 2001 and have since been sold, but also of businesses that are now discontinued but last year were classified as ongoing activities.**

By destination	**Year to 31 March 2002 £ million**	53 weeks to 31 March 2001 £ million
United Kingdom	**554**	482
Other European countries	**955**	937
USA	**1 340**	1 591
Rest of the world	**1 095**	1 136
	3 944	4 146

Sales analyses in the above tables include only sales to third parties. Inter-segmental sales totalled £187 million (2001 – £133 million).

Included in the analysis of total sales are the following amounts relating to joint ventures and associates:

Sales of joint ventures and associates	**Year to 31 March 2002 £ million**	53 weeks to 31 March 2001 £ million
Sweeteners and starches		
– Americas	**155**	158
– Europe	**149**	119
– Rest of the world	**20**	33
	324	310
Animal feed and bulk storage	**4**	4
Other businesses and activities	**–**	5
	328	319

segmental analysis of profit before interest

By activity	Year to 31 March 2002 Ongoing activities £ million	Planned disposals (note 1) £ million	Continuing activities £ million	Discontinued activities (note 1) £ million	Before exceptional items £ million	Exceptional items £ million	After exceptional items £ million
Sweeteners and starches							
– Americas	139	–	**139**	**(18)**	**121**	**1**	**122**
– Europe	87	–	**87**	**–**	**87**	**4**	**91**
– Rest of the world	4	–	**4**	**1**	**5**	**1**	**6**
	230	–	**230**	**(17)**	**213**	**6**	**219**
Animal feed and bulk storage	–	15	**15**	**(2)**	**13**	**(1)**	**12**
Other businesses and activities	(22)	–	**(22)**	**4**	**(18)**	**3**	**(15)**
	208	15	**223**	**(15)**	**208**	**8**	**216**

	Restated – 53 weeks to 31 March 2001* Ongoing activities £ million	Planned disposals (note 1) £ million	Continuing activities £ million	Discontinued activities (note 1) £ million	Before exceptional items £ million	Exceptional items £ million	After exceptional items £ million
Sweeteners and starches							
– Americas	116	–	116	(20)	96	(302)	(206)
– Europe	75	–	75	–	75	(2)	73
– Rest of the world	1	–	1	13	14	5	19
	192	–	192	(7)	185	(299)	(114)
Animal feed and bulk storage	–	14	14	(5)	9	(5)	4
Other businesses and activities	(18)	–	(18)	4	(14)	6	(8)
	174	14	188	(8)	180	(298)	(118)

The above figures include goodwill amortisation charged to the ongoing activities of the sweeteners and starches business as follows: Americas – £4 million (2001 – £2 million); Europe – £4 million (2001 – £3 million).

By origin	Year to 31 March 2002 Before exceptional items £ million	Exceptional items £ million	After exceptional items £ million	Restated – 53 weeks to 31 March 2001* Before exceptional items £ million	Exceptional items £ million	After exceptional items £ million
United Kingdom	**46**	**10**	**56**	70	21	91
Other European countries	**43**	**13**	**56**	(1)	(3)	(4)
USA	**84**	**(5)**	**79**	55	(305)	(250)
Rest of the world	**35**	**(10)**	**25**	56	(11)	45
	208	**8**	**216**	180	(298)	(118)

segmental analysis of net operating assets

	As at 31 March 2002 £ million	Restated* As at 31 March 2001 £ million
Sweeteners and starches		
– Americas	**870**	1 135
– Europe	**792**	822
– Rest of the world	**100**	174
	1 762	2 131
Animal feed and bulk storage	**83**	50
Other businesses and activities	**(32)**	(14)
	1 813	2 167
Unallocated net liabilities – dividends and tax	**(93)**	(142)
Net borrowings	**(639)**	(963)
Total net assets	**1 081**	1 062

*Comparative figures have been restated to reflect the adoption of FRS19 'Deferred Tax' and reclassified to include within discontinued activities not only the results of the US sugar businesses that were shown as planned disposals in 2001 and have since been sold, but also of businesses that are now discontinued but last year were classified as ongoing activities.

group statement of total recognised gains and losses

	Year to 31 March 2002 £ million	Restated* 53 weeks to 31 March 2001 £ million
Profit/(loss) for the period		
– Group	**99**	(248)
– Joint ventures and associates	**19**	12
	118	(236)
Reversal of past revaluation	**–**	(7)
Exchange difference on foreign currency net investments	**(3)**	83
Taxation on exchange difference on foreign currency net investments	**1**	10
Total recognised gains and losses for the period	**116**	(150)
Prior year adjustment – Deferred tax (note 1)	**(92)**	
Total gains and losses recognised since the last Annual Report	**24**	

group reconciliation of movements in shareholders' funds

	Year to 31 March 2002 £ million	Restated* 53 weeks to 31 March 2001 £ million
Opening shareholders' funds – as previously reported	**1 100**	1 101
Prior year adjustment – Deferred tax (note 1)	**(92)**	(119)
Opening shareholders' funds – as restated	**1 008**	982
Movements during the period:		
– Total recognised gains and losses for the period	**116**	(150)
– Dividends	**(85)**	(86)
– Issue of shares	**–**	69
– Goodwill on disposals transferred to the profit and loss account	**4**	193
	35	26
Closing shareholders' funds	**1 043**	1 008

analysis of shareholders' funds

	As at 31 March 2002 £ million	Restated* As at 31 March 2001 £ million
Non-equity interests		
– 6½% cumulative preference shares	**2**	2
	2	2
Equity interests	**1 041**	1 006
Shareholders' funds	**1 043**	1 008

*As explained in note 1, comparative figures have been restated to reflect the adoption of FRS19 'Deferred Tax'.

1 Accounting policies

Basis of preparation

a) Accounting period

In previous years, the Group's accounts were prepared to the week ending closest to the Company's accounting reference date which resulted in 52 or 53-week accounting periods. During the year, it was decided that the Group's accounts will in future be prepared to the Group's accounting reference date, 31 March. Accordingly, these accounts present the Group's results for the year ended 31 March 2002 with comparative figures for the 53 weeks ended 31 March 2001.

b) Accounting policies

The accounts are prepared under the historical cost convention, as modified by the revaluation of certain tangible fixed assets, and in accordance with the Companies Act 1985 and applicable UK accounting standards.

The Group's accounting policies are unchanged compared with the period ended 31 March 2001 except for the adoption of FRS19 'Deferred Tax' in accordance with which deferred taxation is now stated on a full liability basis with discounting rather than on the partial provisioning basis. Comparative figures have been restated to reflect this change of accounting policy, as a result of which the Group's net deferred tax liability as at 31 March 2001 was increased by £145 million. Also as a consequence of FRS19, it was necessary to restate capitalised goodwill and the write-downs on planned sales of businesses recognised in previous years. Overall, therefore, the Group's retained profits as at 31 March 2001 were reduced by £92 million. The Group's restated tax charge for the 53 weeks to 31 March 2001 is £5 million higher than previously reported at £40 million. The Group's tax charge for the year to 31 March 2002 is £4 million higher than it would have been if deferred tax had been calculated on the partial provisioning basis.

Also during the year, the Group adopted FRS17 'Retirement Benefits'. Its accounting provisions are not mandatory for the Group until the year ending 31 March 2004. In the meantime the Group is required to present transitional disclosures which deal principally with the valuation of the assets and liabilities of the Group's retirement benefit schemes and are set out in note 23 to the accounts.

c) Planned disposals

Planned disposals represents the results of the Group's worldwide molasses and storage businesses whose intended disposal has been announced but not yet completed and are shown separately in order to identify the results of the Group's ongoing activities.

d) Discontinued activities

Discontinued activities represents the results of businesses now sold that were individually significant to their segment and include the US sugar businesses, Domino and Western, the African and Thai sugar assets, and the storage businesses in East Africa and the Caribbean that were discontinued in 2002 and the Group's Australian sugar and rum business, Bundaberg, and animal feed businesses that were discontinued in 2001.

Basis of consolidation

The Group's financial statements comprise the financial statements of the Company and its subsidiary undertakings. An undertaking is regarded as a subsidiary undertaking if the Company has control over its operating and financial policies.

As permitted by Section 230 of the Companies Act 1985, the Company's own profit and loss account is not presented in these financial statements.

An undertaking is regarded as a joint venture if the Group has joint control over its operating and financial policies and an associate if the Group holds a participating interest and has significant influence, but not control, over its operating and financial policies. Significant influence generally exists where the Group holds more than 20% and less than 50% of the shareholders' voting rights. Joint ventures and associates are accounted for under the equity method whereby the Group's profit and loss account includes its share of their profits and losses and the Group's balance sheet includes its share of their net assets (shown gross in the case of joint ventures).

Unless stated otherwise, business combinations are accounted for by the acquisition method of accounting whereby the Group's results include the results of the acquired business from the effective date of acquisition. Where a business is sold, its results are included in the Group's results to the effective date of disposal.

Goodwill

Goodwill arises under the acquisition method of accounting for business combinations and represents the difference between the fair value of the purchase consideration and the interest acquired by the Group in the fair value of the identifiable assets and liabilities of the acquired business at the date of acquisition.

On acquisitions completed after 26 September 1998, goodwill is capitalised and amortised to the profit and loss account over its useful economic life not exceeding 20 years.

Goodwill arising on the acquisition of subsidiary undertakings is shown within intangible fixed assets. Goodwill arising on the acquisition of joint ventures and associates is included in their carrying value on the Group's balance sheet.

On acquisitions completed on or before 26 September 1998, goodwill was written off directly to reserves and has not been reinstated.

Goodwill not previously recognised in the profit and loss account is taken into account when calculating the profit or loss on the subsequent disposal or termination of acquired businesses.

1 Accounting policies continued

Sales
Sales comprise the amount receivable in the ordinary course of business, net of value added and sales taxes, for goods and services provided. By-product revenues are credited to the cost of raw materials.

Stock
Stock is valued at the lower of direct cost together with attributable overheads and net realisable value and is transferred to the profit and loss account on a 'first in, first out' basis.

Tangible fixed assets
Certain tangible fixed assets are carried at amounts based upon valuations recognised before the adoption of FRS15 'Tangible Fixed Assets'. As is permitted by the transitional provisions of FRS15, these revaluations have not been updated.

Finance costs directly attributable to the construction of tangible fixed assets are capitalised as part of the cost of those assets.

The depreciation charge is calculated so as to allocate the cost or revalued amount of tangible fixed assets systematically over their remaining useful economic lives using the straight line method. These asset lives are reviewed at the end of each financial year. The following asset lives are used:

Freehold land	:	No depreciation
Freehold buildings	:	20 to 50 years
Leasehold property	:	Period of the lease
Bulk liquid storage tanks	:	12 to 20 years
Plant and machinery	:	3 to 28 years

Tangible fixed assets held under finance leases are capitalised and depreciated in accordance with the Group's depreciation policy. Operating lease charges are charged to profit as incurred.

Research and development
All expenditure on research and development is charged to profit as incurred.

Advertising
Advertising costs are charged to profit when the advertising first takes place.

Retirement benefits
The Group operates a number of defined benefit pension schemes and, in the US, provides retirement medical and life assurance benefits. The expected cost of these arrangements is charged to the profit and loss account, on the advice of actuaries, so as to accrue the cost over the service lives of employees on the basis of a constant percentage of earnings. Variations from the regular cost are spread over the expected remaining service lives of current employees in the scheme.

Deferred tax
Deferred tax is recognised on a full provision basis on timing differences between the recognition of gains and losses in the accounts and their recognition for tax purposes that have arisen but not reversed at the balance sheet date.

Deferred tax is not recognised on permanent differences or on timing differences arising on property revaluation surpluses where there is no commitment to sell the asset, gains on asset sales that are rolled over into replacement assets for tax purposes or on unremitted profits of overseas subsidiaries.

Deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be sufficient future taxable profits to permit tax relief of the underlying timing differences.

Where appropriate, deferred tax assets and liabilities are stated on a discounted basis.

Foreign currencies
Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling on the last day of the financial period (the closing rate) except when they are hedged by an open foreign exchange contract, in which case the rate of exchange specified in the contract is used.

The profits of overseas companies are translated at the annual average of daily exchange rates and the difference when compared with that arising from the use of closing rates, together with differences on exchange arising from the translation of the opening balance sheets of overseas companies at year end rates are taken directly to distributable reserves. Other profits and losses on exchange are credited or charged to operating profit.

Financial instruments and their derivatives
Financial instruments and their derivatives are categorised as held for trading or held as hedges.

Financial instruments held for trading
The fair value of all instruments held for trading is recognised in the balance sheet and all unrealised profits and losses are taken to operating profit.

1 Accounting policies continued

Financial instruments held as hedges

All hedging instruments are matched with their underlying hedged item. Each instrument's gain or loss is brought into the profit and loss account and its fair value into the balance sheet, at the same time and in the same place as is the matched underlying asset, liability, income or cost. For foreign exchange and commodity instruments this will be in operating profit matched against the relevant purchase or sale, and for interest rate instruments within interest payable or receivable over the life of the instrument or relevant interest period. The profit or loss on an instrument may be deferred if the hedged transaction is expected to take place or would normally be accounted for in a future period.

The finance costs of debt instruments are charged to the profit and loss account over the term of the debt at a constant rate on the carrying amount. Such costs include the costs of issue and any discount to face value arising on issue, or any premium payable on maturity.

Differences arising from the movement in exchange rates during the year from the translation to sterling of the foreign currency borrowings and similar instruments used to finance long-term foreign equity investments are taken direct to distributable reserves and reported in the statement of total recognised gains and losses.

Changes in the fair value of most financial instruments or the underlying hedged item are not usually recognised in the profit and loss account. However, if unrealised changes in the fair value of the hedged item are included in the profit and loss account, changes in the fair value of the instrument are also included.

Initial margin deposits and variation margin deposits and receipts for futures contracts are included in current assets or current liabilities while the position is open. Unamortised premiums are also held in similar accounts.

All premiums or fees, paid or received, in respect of a financial instrument are accounted for over the life of the matched underlying asset, liability, income or cost, even if the instrument has been sold. If the matched underlying asset, liability, income or cost ceases to exist, or is no longer considered likely to exist in the future, the hedging instrument is sold. Any profit or loss on the sale is recognised in the profit and loss account as part of operating profit.

2 Exchange rates

The exchange rates used to translate the results, assets and liabilities and cash flows of the Group's principal overseas operations were as follows:

	Average rate		Period end rate	
	Year to 31 March 2002	53 weeks to 31 March 2001	**As at 31 March 2002**	As at 31 March 2001
Canadian dollar	**2.24**	2.23	**2.27**	2.24
Euro	**1.62**	1.63	**1.63**	1.61
US dollar	**1.43**	1.48	**1.42**	1.42

3 Analysis of continuing and discontinued activities

	Year to 31 March 2002		
	Continuing activities £ million	**Discontinued activities £ million**	**Total £ million**
Group sales	**3 112**	**504**	**3 616**
Share of sales of joint ventures	**306**	**6**	**312**
Share of sales of associates	**6**	**10**	**16**
Total sales	**3 424**	**520**	**3 944**
Group operating profit:			
Before goodwill amortisation	**196**	**(16)**	**180**
Goodwill amortisation	**(8)**	**–**	**(8)**
Group operating profit	**188**	**(16)**	**172**
Share of operating profits of joint ventures	**35**	**–**	**35**
Share of operating profits of associates	**–**	**1**	**1**
Total operating profit	**223**	**(15)**	**208**
Exceptional items:			
Profit/(loss) on sale of businesses	**1**	**(6)**	**(5)**
Profit on sale of fixed assets	**11**	**2**	**13**
Profit/(loss) before interest	**235**	**(19)**	**216**

3 Analysis of continuing and discontinued activities continued

	Restated – 53 weeks to 31 March 2001		
	Continuing activities £ million	Discontinued activities £ million	Total £ million
Group sales	2 863	964	3 827
Share of sales of joint ventures	280	15	295
Share of sales of associates	6	18	24
Total sales	3 149	997	4 146
Group operating profit:			
Before goodwill amortisation	170	(14)	156
Goodwill amortisation	(5)	–	(5)
Group operating profit	165	(14)	151
Share of operating profits of joint ventures	24	2	26
Share of operating profits of associates	–	3	3
Total operating profit	189	(9)	180
Exceptional items:			
Write-downs on planned sales of businesses	(2)	(305)	(307)
Profit on sale of businesses	6	3	9
Profit/(loss) before interest	193	(311)	(118)

4 Operating profit

	Year to 31 March 2002			53 weeks to 31 March 2001		
	Continuing activities £ million	**Discontinued activities £ million**	**Total £ million**	Continuing activities £ million	Discontinued activities £ million	Total £ million
The following have been charged/(credited) in arriving at operating profit:						
Raw materials and consumables	**1 891**	**391**	**2 282**	1 705	680	2 385
Other external charges	**340**	**31**	**371**	292	65	357
Staff costs (note 6)	**248**	**55**	**303**	242	110	352
Goodwill amortisation	**8**	**–**	**8**	5	–	5
Depreciation of tangible fixed assets	**118**	**3**	**121**	113	19	132
Reorganisation costs	**16**	**–**	**16**	7	–	7
Operating lease rentals and other hire charges						
– Plant and machinery	**28**	**5**	**33**	26	6	32
– Other	**9**	**–**	**9**	7	–	7
Auditors' fees and expenses						
– Audit	**2**	**–**	**2**	2	–	2
– Other – UK	**1**	**–**	**1**	–	–	–
– Other – Overseas	**–**	**–**	**–**	1	–	1
Exchange losses on foreign currency net borrowings	**2**	**(1)**	**1**	1	1	2
Income from fixed asset investments	**(2)**	**–**	**(2)**	(1)	–	(1)
Provisions against fixed asset investments	**1**	**–**	**1**	1	–	1
Advertising	**2**	**1**	**3**	2	4	6
Other operating charges	**292**	**36**	**328**	318	96	414
Other operating income	**(32)**	**(1)**	**(33)**	(23)	(3)	(26)
	2 924	**520**	**3 444**	2 698	978	3 676

Reorganisation costs incurred during the year largely arise from the ongoing integration of Amylum into the Group following the acquisition of the Amylum and Staley minority interests in August 2000.

Research and development expenditure amounted to £17 million (2001 – £13 million).

Audit fees disclosed above include £0.3 million (2001 – £0.3 million) relating to the audit of Tate & Lyle PLC.

5 Exceptional items

	Profit/(loss) before goodwill and tax £ million	Goodwill £ million	Profit/(loss) before tax £ million	Tax £ million	Profit/(loss) for the period £ million
Year to 31 March 2002					
(Loss)/profit on sale of businesses	**(1)**	**(4)**	**(5)**	**15**	**10**
Profit on sale of fixed assets	**13**	**–**	**13**	**(3)**	**10**
	12	**(4)**	**8**	**12**	**20**
Restated – 53 weeks to 31 March 2001					
Write-downs on planned sales of businesses	(133)	(174)	(307)	–	(307)
Profit on sale of businesses	28	(19)	9	(3)	6
	(105)	(193)	(298)	(3)	(301)

Write-downs on the planned sales of businesses recognised in 2001 represented the shortfall of the expected proceeds on sale against the net asset values of the businesses concerned as at 31 March 2001. In last year's financial statements, the reported write-down was £345 million. Restated in accordance with FRS19 'Deferred Tax', the net assets of these businesses as at 31 March 2001 increased and there was a corresponding reduction in the write-down to £307 million. In 2002, there was no further charge to the profit and loss account in respect of the sales of these businesses which have now been satisfactorily completed.

6 Staff costs

	Year to 31 March 2002			53 weeks to 31 March 2001		
	Continuing activities £ million	**Discontinued activities £ million**	**Total £ million**	Continuing activities £ million	Discontinued activities £ million	Total £ million
Wages and salaries	**205**	**52**	**257**	198	104	302
Social security costs	**31**	**2**	**33**	29	4	33
Pension costs						
– Defined benefit schemes	**5**	**–**	**5**	7	–	7
– Defined contribution schemes	**2**	**–**	**2**	2	–	2
Retirement medical benefits	**5**	**1**	**6**	6	2	8
	248	**55**	**303**	242	110	352

Details of directors' remuneration are given in the Directors' Remuneration Report on pages 32 to 36.

Segmental analysis of employees	Average **Year to 31 March 2002 Employees**	Average 53 weeks to 31 March 2001 Employees
Sweeteners and starches		
– Americas	**4 046**	4 347
– Europe	**2 190**	2 620
– Rest of the world	**1 405**	7 820
	7 641	14 787
Animal feed and bulk storage	**591**	1 119
Other businesses and activities	**271**	1 559
	8 503	17 465

The average number of employees represents a monthly average and excludes employees of joint ventures and associates.

The geographical analysis of employee numbers is presented in the Directors' Report on page 28.

7 Interest payable and similar charges

	Year to 31 March 2002 £ million	53 weeks to 31 March 2001 £ million
On bank loans and overdrafts	**34**	54
On all other loans	**60**	45
On working capital balances	**9**	1
	103	100
Interest capitalised as part of tangible fixed asset additions (note 12)	**(1)**	(1)
	102	99
Share of net interest payable of joint ventures	**2**	4
Share of net interest payable of associates	**–**	1
	2	5

The capitalisation rate used to determine the amount of finance costs capitalised during the period was 6.4% (2001 – 6.4%).

8 Taxation

	Year to 31 March 2002 £ million	Restated 53 weeks to 31 March 2001 £ million
Analysis of tax charge for the period		
Current tax		
– UK corporation tax at 30.0% (2001 – 30.0%)	**8**	57
– Double taxation relief	**(4)**	(55)
– Adjustments to tax charged in previous periods	**12**	(1)
	16	1
Overseas tax	**30**	23
Total current tax	**46**	24
Deferred tax		
Origination of timing differences	**2**	10
Change in tax rates and legislation	**(5)**	1
Adjustments to deferred tax assets recognised in previous periods	**(3)**	5
	(6)	16
Movement on discount	**(8)**	(2)
Total deferred tax	**(14)**	14
Group tax charge	**32**	38
Share of tax of joint ventures	**7**	2
Total tax charge	**39**	40

As explained in note 1, comparative figures have been restated to reflect the adoption of FRS19 'Deferred Tax'.

	Year to 31 March 2002 £ million	53 weeks to 31 March 2001 £ million
Profit/(loss) before tax	**159**	(190)
Less: Share of profit before tax of joint ventures and associates	**(34)**	(24)
	125	(214)
Corporation tax charge/(credit) thereon at the standard rate of 30% (2001 – 30%)	**38**	(64)
Adjusted for the effects of:		
Expenses not deductible for tax purposes (including goodwill amortisation)	**20**	18
Losses not recognised	**13**	115
Different tax rates on overseas earnings	**(18)**	(43)
Capital allowances for the period in excess of depreciation	**(5)**	(6)
Other timing differences	**(9)**	(3)
Adjustments to tax charged in respect of previous periods	**7**	7
Current tax charge for the period	**46**	24

9 Dividends paid and proposed

	Year to 31 March 2002 £ million	53 weeks to 31 March 2001 £ million
Dividends on ordinary equity shares		
– Paid	**26**	27
– Proposed	**59**	59
	85	86
The total ordinary dividend is 17.8p (2001 – 17.8p) made up as follows:		
First interim dividend	**5.5p**	5.5p
Final dividend	**12.3p**	12.3p
	17.8p	17.8p

Dividends on non-equity shares comprised £0.2 million (2001 – £0.2 million) in respect of the 6½% Cumulative Preference Shares.

10 Earnings/(loss) per share

Basic earnings/(loss) per share is calculated by dividing profit/(loss) after taxation, minority interests and preference dividends of £118 million (restated 2001 – £236 million loss), by the weighted average number of ordinary shares in issue during the period of 478.0 million shares (2001 – 472.1 million shares). For this purpose, the weighted average number of ordinary shares in issue excludes an average of 3.7 million shares (2001 – 0.5 million shares) held by an ESOP trust that have not vested unconditionally in the participating employees.

Diluted earnings per share take into account the dilutive effect of share options outstanding under the Company's employee share schemes.

Diluted earnings per share before the amortisation of capitalised goodwill and exceptional items is presented in order to assist in the understanding of the underlying performance of the Group's business.

	Year to 31 March 2002			Restated – 53 weeks to 31 March 2001		
	Earnings £ million	Shares millions	Earnings per share pence	Loss £ million	Shares millions	Loss per share pence
Basic	**118**	**478.0**	**24.7**	(236)	472.1	(50.0)
Dilutive effect of share options	**–**	**1.0**	**(0.1)**	–	1.6	0.2
Diluted	**118**	**479.0**	**24.6**	(236)	473.7	(49.8)
Goodwill amortisation	**8**	**–**	**1.7**	5	–	1.0
Exceptional items (note 5)	**(20)**	**–**	**(4.2)**	301	–	63.6
Diluted before goodwill amortisation and exceptional items	**106**	**479.0**	**22.1**	70	473.7	14.8

11 Intangible fixed assets

	Goodwill £ million
Cost	
At 31 March 2001 – as previously reported	160
Prior year adjustment (see below)	14
At 31 March 2001 – as restated	174
Exchange differences	(2)
At 31 March 2002	172
Amortisation	
At 31 March 2001	5
Charge for period	8
Exchange differences	1
At 31 March 2002	14
Net book value at 31 March 2002	**158**
Net book value at 31 March 2001 – as restated	169

Restated on the adoption of FRS19 'Deferred Tax', the deferred tax provisions recognised at the date of acquisition in respect of businesses acquired in previous periods were increased by £14 million. As a result, there is a corresponding increase in the goodwill recognised in respect of these acquisitions as at 31 March 2001 (amortisation of this increased goodwill in previous periods was not material).

12 Tangible fixed assets

	Land and buildings £ million	Plant and machinery £ million	Assets in course of construction £ million	Total £ million
Gross book value				
At 31 March 2001	611	2 159	124	2 894
Exchange differences	1	(3)	1	(1)
Businesses sold	(61)	(165)	(4)	(230)
Additions	1	11	61	73
Transfers on completion	11	105	(116)	–
Disposals	(6)	(22)	–	(28)
At 31 March 2002	557	2 085	66	2 708
Depreciation				
At 31 March 2001 – as previously reported	210	1 235	–	1 445
Prior year adjustment (see below)	–	(39)	–	(39)
At 31 March 2001 – as restated	210	1 196	–	1 406
Exchange differences	2	4	–	6
Businesses sold	(15)	(93)	–	(108)
Charge for period	18	103	–	121
Disposals	(2)	(18)	–	(20)
At 31 March 2002	213	1 192	–	1 405
Net book value at 31 March 2002	**344**	**893**	**66**	**1 303**
Net book value at 31 March 2001 – as restated	401	963	124	1 488

Analysis of land and buildings	Freehold Land £ million	Freehold Buildings £ million	Leasehold Long £ million	Leasehold Short £ million	Bulk liquid storage £ million	Total £ million
Gross book value	48	448	–	23	38	557
Depreciation	–	(185)	–	(8)	(20)	(213)
Net book value at 31 March 2002	**48**	**263**	**–**	**15**	**18**	**344**
Net book value at 31 March 2001 – as restated	58	299	11	15	18	401

Restated on the adoption of FRS19 'Deferred Tax', the provisions for deferred tax recognised in businesses identified for disposal in last year's accounts were increased by £39 million as at 31 March 2001. As a result, there is a corresponding reduction in the write-down of the values of their tangible fixed assets recognised as at 31 March 2001.

	Land and buildings £ million	Plant and machinery £ million	Assets in course of construction £ million	Total £ million
Analysis of gross book value				
Assets held at cost (or earliest ascribed value)	477	2 072	66	2 615
Assets held at a valuation:				
Last valued in 1977	–	10	–	10
Last valued in 1985	4	3	–	7
Last valued in 1989	45	–	–	45
Last valued in 1993	31	–	–	31
At 31 March 2002	**557**	**2 085**	**66**	**2 708**

	Land and buildings £ million	Plant and machinery £ million	Total £ million
Analysis of net book value on historical cost basis			
Cost (or earliest ascribed value)	525	2 082	2 607
Depreciation	(206)	(1 189)	(1 395)
Net book value at 31 March 2002	**319**	**893**	**1 212**

Assets in course of construction are held at cost.

12 Tangible fixed assets continued

Finance costs

The aggregate amount of finance costs included in the cost of tangible fixed assets is £53 million (2001 – £50 million). During the year, finance costs capitalised in previous periods recognised in the profit and loss account amounted to £3 million (2001 – £3 million).

Leased assets

Included in the tangible fixed assets are the following amounts in respect of assets held under finance leases:

	Plant and machinery £ million
Capitalised value	8
Depreciation	(7)
Net book value at 31 March 2002	**1**

13 Investments in subsidiary undertakings

Tate & Lyle PLC	Shares in subsidiary undertakings £ million	Loans to subsidiary undertakings £ million	Total £ million
At 31 March 2001	1 666	631	2 297
Exchange differences	(2)	–	(2)
Additions	628	–	628
Disposals	(218)	–	(218)
Repayments	–	(390)	(390)
Movement in provisions	(16)	–	(16)
At 31 March 2002	**2 058**	**241**	**2 299**

Shares in subsidiary undertakings are stated at cost or earliest ascribed value less amounts provided of £70 million (2001 – £54 million).

Loans to subsidiary undertakings are stated net of amounts provided of £9 million (2001 – £9 million).

14 Investments in joint ventures and associates

Group	Joint ventures £ million	Associates £ million	Total £ million
At 31 March 2001	151	11	162
Exchange differences	8	–	8
Additions	–	–	–
Businesses sold	–	(8)	(8)
Share of retained profits	19	-	19
At 31 March 2002	**178**	**3**	**181**

Shares owned by the Group in joint ventures and associates are unlisted.

The Group's share of the gross assets and liabilities of its joint ventures was as follows:

	2002 £ million	2001 £ million
Share of fixed assets	**178**	205
Share of current assets	**152**	98
Share of gross assets	**330**	303
Share of creditors due within one year	**(131)**	(114)
Share of creditors due after more than one year	**(21)**	(38)
Share of gross liabilities	**(152)**	(152)
Share of net assets	**178**	151

15 Other fixed asset investments

Group	Own shares £ million	Other equity investments £ million	Loans £ million	Total £ million
At 31 March 2001	2	20	19	41
Additions	11	4	17	32
Disposals	–	(4)	(4)	(8)
Businesses sold	–	(1)	–	(1)
Movement in provisions	–	(1)	(6)	(7)
At 31 March 2002	**13**	**18**	**26**	**57**

Other equity investments comprise listed securities amounting to £7 million (2001 – £9 million) and unlisted securities amounting to £11 million (2001 – £11 million).

Listed securities are stated above at cost. At 31 March 2002, the market value of listed securities was £25 million (2001 – £16 million).

Unlisted securities are stated above at cost less amounts provided of £5 million (2001 – £5 million). The directors' valuation of the unlisted securities is £10 million (2001 – £7 million).

Loans are stated above at cost less amounts provided of £6 million (2001 – £Nil) and include amounts due from joint ventures and associates of £15 million (2001 – £19 million).

Tate & Lyle PLC	Own shares £ million
At 31 March 2001	2
Additions	11
At 31 March 2002	**13**

Own shares held by Tate & Lyle PLC and the Group comprise 4,519,339 Tate & Lyle PLC ordinary shares held in an Employee Share Ownership Plan ('ESOP') trust of which 4,266,356 shares are under option to employees. Tate & Lyle PLC controls the ESOP trust and accordingly its assets and liabilities and income and expenses are included in Tate & Lyle PLC's accounts. All but 0.001p per share of the dividends arising on the shares have been waived by the trust.

At 31 March 2002, the market value of own shares held was £16 million (2001 – £2 million).

16 Stocks

	2002 Group £ million	2001 Group £ million
Raw materials, consumables and in-process stocks	**164**	276
Finished goods and goods held for resale	**233**	207
New crop expenditure	**3**	14
	400	497

17 Debtors

	2002 Group £ million	Restated 2001 Group £ million	2002 Tate & Lyle PLC £ million	2001 Tate & Lyle PLC £ million
Due within one year				
UK taxation	**16**	34	**63**	39
Overseas taxation	**39**	16	**–**	–
Trade debtors	**298**	364	**–**	–
Owed by subsidiary undertakings	**–**	–	**3**	12
Owed by joint ventures and associates	**19**	6	**–**	–
Other debtors	**44**	53	**1**	–
Prepayments and accrued income	**18**	32	**1**	1
	434	505	**68**	52
Subject to financing arrangements				
– Debtors	**58**	58	**–**	–
– Less: Non-returnable amounts received	**(52)**	(40)	**–**	–
	6	18	**–**	–
	440	523	**68**	52
Due after one year				
Deferred taxation	**–**	–	**1**	1
Pension prepayment (note 23)	**20**	19	**–**	–
Other debtors	**5**	4	**–**	–
Prepayments and accrued income	**2**	1	**2**	1
	27	24	**3**	2

At 31 March 2002, £58 million (2001 – £58 million) of trade debtors had been sold to a third party. Non-returnable proceeds of £52 million had been received (2001 – £40 million). No profit or loss arose on the sale of these debtors. The Group is not obliged (and does not intend) to support any credit-related losses arising from the debts against which cash has been advanced. The providers of the finance have confirmed in writing that, in the event of default by a debtor, they will only seek repayment of cash advanced from the remainder of the pool of debts in which they hold an interest, and that repayment will not be sought from the Group in any other way.

18 Current asset investments

	2002 Group £ million	2001 Group £ million	2002 Tate & Lyle PLC £ million	2001 Tate & Lyle PLC £ million
Listed on overseas exchanges	**31**	37	**–**	–
Unlisted investments	**–**	2	**–**	–
Loans, short-term deposits and unlisted fixed interest securities	**32**	21	**–**	–
	63	60	**–**	–

Included in the above are deposits of £5 million (2001 – £5 million) pledged as security for loans to other subsidiaries.

19 Creditors – due within one year

	2002 Group £ million	2001 Group £ million	2002 Tate & Lyle PLC £ million	2001 Tate & Lyle PLC £ million
Borrowings				
Bank overdrafts				
– Secured	**1**	5	**–**	–
– Unsecured	**16**	14	**–**	–
Other bank loans				
– Secured	**–**	122	**–**	–
– Unsecured	**14**	146	**–**	–
Short-term loans				
– Secured	**5**	3	**–**	–
– Unsecured	**4**	5	**–**	–
	40	295	**–**	–
Add: Current portion of long-term borrowings (note 20)	**111**	131	**–**	–
Owed to subsidiary undertakings	**–**	–	**976**	1 114
	151	426	**976**	1 114

Lenders of secured loans have a charge over certain tangible fixed assets.

	2002 Group £ million	2001 Group £ million	2002 Tate & Lyle PLC £ million	2001 Tate & Lyle PLC £ million
Other creditors				
Trade creditors	**300**	255	**–**	–
Accruals and deferred income	**78**	118	**4**	2
Owed to subsidiary undertakings	**–**	–	**5**	3
Payments received on account	**1**	–	**–**	–
Other creditors	**24**	23	**1**	3
Social security	**11**	14	**–**	–
Owed to joint ventures and associates	**7**	10	**–**	–
	421	420	**10**	8
Overseas taxation	**21**	12	**–**	–
UK taxation	**–**	–	**–**	5
Proposed dividends				
– Tate & Lyle PLC shares	**59**	59	**59**	59
– Minority interests in subsidiary undertakings	**1**	2	**–**	–
	81	73	**59**	64
	502	493	**69**	72

20 Borrowings – due after more than one year

	2002 Group £ million	2001 Group £ million	2002 Tate & Lyle PLC £ million	2001 Tate & Lyle PLC £ million
Debenture loans				
Industrial Revenue Bonds 2002-2023 (US$26,560,000)	**18**	19	**–**	–
6⁷/₈% Guaranteed Bonds 2001 (US$120,000,000)	**–**	84	**–**	–
Convertible Bonds 2005 (Euro 53,000,000)	**42**	41	**–**	–
5³/₄% Guaranteed Bonds 2006 (Euro 300,000,000)	**183**	154	**–**	–
Floating Rate Note 2007 (Euro 150,000,000)	**91**	–	**–**	–
Other variable unsecured loans	**1**	49	**–**	–
Other fixed unsecured loans	**10**	2	**2**	2
Obligations under finance leases	**1**	1	**–**	–
	346	350	**2**	2
Bank loans				
Variable unsecured loans	**388**	435	**–**	–
	734	785	**2**	2
Less: Current portion of long-term borrowings (note 19)	**(111)**	(131)	**–**	–
Owed to subsidiary undertakings	**–**	–	**434**	106
	623	654	**436**	108

Finance lease obligations are secured against the assets concerned.

20 Borrowings – due after more than one year continued

	2002 Group £ million	2001 Group £ million	2002 Tate & Lyle PLC £ million	2001 Tate & Lyle PLC £ million
Maturity of borrowings				
Over one year and up to two years	**251**	234	**–**	–
Over two years and up to three years	**7**	75	**–**	–
Over three years and up to four years	**55**	80	**–**	–
Over four years and up to five years	**279**	50	**107**	–
Over five years	**31**	215	**329**	108
	623	654	**436**	108

Included above are borrowings that are repayable by instalments amounting to £29 million (2001 – £57 million) and borrowings maturing after five years that are repayable other than by instalments amounting to £31 million (2001 – £194 million).

The Group has further undrawn committed multicurrency facilities of £461 million (2001 – £569 million), which expire as follows:

	2002 £ million	2001 £ million
Within one year	**158**	53
Over one year and up to two years	**184**	53
Over two years and up to five years	**119**	463
	461	569

These facilities incur commitment fees at market rates. The facilities may only be withdrawn in the event of specified events of default. In addition, the Group has substantial uncommitted facilities.

The Euro 53 million Variable Convertible Bonds 2005 were issued by Orsan SA, a subsidiary in which the Group has an 80.4% interest. Unless the options referred to below are exercised, the bonds will be redeemed in April 2005 for Euro 58 million. At the option of the bondholders, each bond is convertible into four shares in Orsan in April 2005. Arrangements are in place to ensure that there will be no dilution of the Group's interest in Orsan.

At 31 March 2002, a US subsidiary had an outstanding bank borrowing of US$525 million, the principal amount of which is guaranteed by another Group company by way of letters of credit issued by banks backed by its assets. The guarantee is such as to make this borrowing in substance non-recourse to the Group as to principal in the event of default and accordingly the borrowing and deposit are offset in these accounts.

At 31 March 2002, the same US subsidiary also had outstanding a five-year bank borrowing of US$275 million drawn down in March 2001 in the form of a registered loan note issuance. Repayment of the loan note is secured on a portfolio of sovereign debt in the same principal amount owned by a third party, the purchase of which was financed indirectly by another Group company subscribing to a five-year loan note which will, in the event of a default, be exchangeable for the US subsidiary's loan note. In a similar manner to the transaction described in the previous paragraph, the agreements involved are such that this borrowing is in substance non-recourse to the Group as to principal in the event of default and accordingly the borrowing and note subscription are offset in these accounts.

21 Other creditors – due after more than one year

	2002 Group £ million	2001 Group £ million	2002 Tate & Lyle PLC £ million	2001 Tate & Lyle PLC £ million
Accruals and deferred income	**2**	3	**–**	–
Other	**1**	–	**–**	–
	3	3	**–**	–
Falling due as follows:				
Over one year and up to two years	**–**	1	**–**	–
Over two years and up to five years	**1**	–	**–**	–
Over five years	**2**	2	**–**	–
	3	3	**–**	–

22 Provisions for liabilities and charges

	Deferred taxation £ million	Insurance funds £ million	Pensions (note 23) £ million	Retirement medical benefits (note 23) £ million	Other provisions £ million	Total £ million
Group						
At 31 March 2001 – as previously reported	26	56	58	139	11	290
Prior year adjustment (note 1)	93	–	–	–	–	93
At 31 March 2001 – as restated	119	56	58	139	11	383
Exchange differences	(2)	–	–	(1)	(1)	(4)
Businesses sold	(37)	–	(6)	(2)	–	(45)
(Credited)/charged to the profit and loss account	(14)	7	4	6	22	25
Tax on exchange differences charged to reserves	1	–	–	–	–	1
Utilised in period	–	–	(4)	(12)	(3)	(19)
At 31 March 2002	**67**	**63**	**52**	**130**	**29**	**341**

Restated on the adoption of FRS19 'Deferred Tax', the Group's net deferred tax liability as at 31 March 2001 increased by £145 million of which £52 million was recognised by way of a reduction in deferred tax assets and £93 million by way of an increase in deferred tax provisions.

Insurance funds represents amounts provided by the Group's captive third-party insurance subsidiary in respect of the expected level of insurance claims.

Other provisions principally comprise costs arising from recent restructuring initiatives, including £11 million relating to the integration of Amylum. Largely in respect of staff-related costs, these provisions are expected to be utilised by 2004.

Tate & Lyle PLC	Pensions (note 23) £ million
At 31 March 2001	3
Charged to profit and loss account	1
Utilised in period	–
At 31 March 2002	**4**

Analysis of deferred tax liability/(asset)	**2002 Group £ million**	Restated 2001 Group £ million	**2002 Tate & Lyle PLC £ million**	2001 Tate & Lyle PLC £ million
Capital allowances in excess of depreciation	**224**	237	**–**	–
Retirement benefits	**(63)**	(63)	**(1)**	(1)
Other timing differences	**(48)**	(5)	**–**	–
Undiscounted provision for deferred tax	**113**	169	**(1)**	(1)
Effect of discount	**(46)**	(50)	**–**	–
Discounted provision for deferred tax	**67**	119	**(1)**	(1)

The Group has unutilised tax losses of £130 million (2001 – £77 million) that have not been recognised since it is more likely than not that there will not be suitable future taxable profits against which they may be offset.

23 Retirement benefits

a) Retirement benefit schemes

The Group maintains pension plans for its operations throughout the world. Most of these arrangements are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and final salary.

The principal schemes are funded and their assets held in separate trustee-administered funds. The schemes are funded in line with local practice and contributions are assessed in accordance with local actuarial advice. The schemes operated by the Group are subject to independent actuarial valuation at regular intervals using consistent assumptions appropriate to conditions prevailing in the relevant country.

The Group also maintains defined contribution pension schemes and some fully insured pension schemes and multi-employer pension arrangements.

The Group's subsidiaries in the United States provide unfunded retirement medical and life assurance benefits to their employees.

b) Accounting and disclosures

The Group accounts for retirement benefits in accordance with SSAP24 'Accounting for pensions' and the related disclosures are set out in section c) below.

During the year, the Group adopted FRS17 'Retirement Benefits'. It differs from SSAP24 principally with regard to the choice of assumptions and in that differences between the market value of the assets and liabilities of the retirement benefit schemes are recognised immediately in the balance sheet whereas they are recognised on a smoothed basis through the profit and loss account under SSAP24. The Group is not required to account for retirement benefits under FRS17 until the year ending 31 March 2004, but in the transitional period is required to present certain disclosures which are set out in section d) below.

c) SSAP24 disclosures

i) Pensions

The main scheme is the Tate & Lyle Group Pension Scheme which provides benefits related to service and final salary. The most recent valuation of the scheme was prepared as at 31 March 2001 by a qualified actuary using the projected unit method. The method differed from that used previously in that the investments were taken at their market value and the discount rate used to assess the level of the liabilities was set by reference to the expected return on the current market value of the assets. The principal actuarial assumptions made were that, over the long term, the total return on investments currently held by the scheme will be 5.5% per annum, the total return on future investments will be 6.1% per annum, pensionable salaries will increase at 4.3% per annum and the rate of future retail price inflation will be 2.5% per annum. Provision was made for pension increases provided under the rules of the scheme. The valuation showed a surplus which the actuary advised was sufficient to support the continued suspension of contributions.

By 31 March 2002, however, it had become clear that a shortfall had developed on the fund. As a consequence, after the year end the Group made a one-off contribution of £7 million to the fund to eliminate the shortfall and has resumed its regular contributions.

On 1 April 2002, the scheme was closed to new members. A defined contribution pension scheme has been established to provide pension benefits to new employees.

Overall, at the date of their most recent actuarial valuations, the market value of the assets of the Group's defined benefit pension schemes in surplus was £1,034 million and of those schemes in deficit was £39 million. The actuarial value of the assets was sufficient to cover 107% and 75% respectively of the benefits accrued to members, after allowing for future salary increases.

ii) Medical benefits

Valuations of the retirement medical benefits schemes operated by the Group's US subsidiaries are conducted annually by a qualified actuary using the projected unit method. The principal actuarial assumptions used in the most recent valuation as at 1 October 2000 were that medical costs would increase by 9.5% in 2001 reducing ultimately to 5.0% and a discount rate of 7.8% was used.

23 Retirement benefits continued

d) FRS17 disclosures

The information provided below has been prepared by independent qualified actuaries based on the most recent actuarial valuations of the schemes concerned updated to take account of the valuations of assets and liabilities as at 31 March 2002.

i) Pensions

Principal assumptions	UK %	US %	Others %
Inflation rate	2.8	3.5	2.7
Salary increases	4.5	4.5	4.6
Pension increases	2.8	n.a.	1.3
Discount rate	5.8	7.3	6.2
Long-term expected rate of return on assets			
– Equities	7.9	9.5	7.2
– Bonds	5.0	7.0	5.0
– Other assets	4.0	n.a.	5.0

Valuation of pension scheme assets and liabilities at 31 March 2002	UK £ million	US £ million	Others £ million	Total £ million
Equities	362	148	26	536
Bonds	318	83	23	424
Other assets	17	–	9	26
Total market value of assets	697	231	58	986
Present value of scheme liabilities	(714)	(266)	(56)	(1 036)
(Deficit)/surplus in the scheme	(17)	(35)	2	(50)
Related deferred tax asset	5	14	–	19
Net pension (liability)/asset	(12)	(21)	2	(31)

ii) Medical benefits

Principal assumptions	%
Inflation rate	3.5
Discount rate	7.5

Valuation of medical scheme liabilities at 31 March 2002	£ million
Present value of scheme liabilities	(117)
Related deferred tax asset	47
Net scheme liability	(70)

iii) Financial impact of FRS17

If retirement benefits had been accounted for under FRS17 in these financial statements, the Group's net assets at 31 March 2002 would have been as follows:

	Net assets £ million
As reported under current accounting policies	1 081
Adjust for amounts stated under current accounting policies:	
– Pension provision (note 22)	52
– Pension prepayment (note 17)	(20)
– Medical benefits provision (note 22)	130
– Related deferred tax asset	(63)
	99
Adjust for amounts calculated in accordance with FRS17:	
– Pension deficit	(50)
– Medical benefits liability	(117)
– Related deferred tax asset	66
	(101)
As stated in accordance with FRS17	1 079

The reduction in the Group's net assets at 31 March 2002 would have been reflected in the Group's profit and loss account reserve which would have been reduced by £2 million from £431 million to £429 million.

24 Contingent liabilities

	2002 Group £ million	2001 Group £ million	2002 Tate & Lyle PLC £ million	2001 Tate & Lyle PLC £ million
Loans and overdrafts of subsidiaries, joint ventures, associates and former subsidiaries guaranteed	**11**	23	**645**	804
Trade guarantees	**6**	6	**–**	–

Guarantees given in respect of loans and overdrafts are limited as follows: guarantees given by the Group may not exceed £23 million (2001 – £37 million); guarantees given by Tate & Lyle PLC may not exceed £1,808 million (2001 – £1,966 million).

Other trade guarantees have been given in the normal course of business by the Group and by Tate & Lyle PLC at both 31 March 2002 and 31 March 2001. These are excluded from the figures given above and are in respect of Customs and Excise and Intervention Board for Agricultural Produce bonds, ECGD recourse agreements, letters of credit and tender and performance bonds.

The Group is subject to claims and litigation arising in the ordinary course of its business. Such actions are strenuously defended but provision is made for liabilities that are considered likely to arise on the basis of current information and legal advice and after taking into account the Group's insurance arrangements. While there is always uncertainty as to the outcome of any claim or litigation, it is not expected that claims and litigation existing at the balance sheet date will have a material adverse effect on the Group's future results or financial position.

25 Financial commitments

The Group leases railway wagons, vehicles, plant and equipment and office buildings through non-cancellable operating leases. Certain of these leases contain escalation clauses, renewal options and purchase options.

	2002 Group £ million	2001 Group £ million	2002 Tate & Lyle PLC £ million	2001 Tate & Lyle PLC £ million
a) Annual rentals payable on operating leases				
i) Plant and machinery				
Leases which expire:				
– Within one year	**2**	2	**–**	–
– Between second and fifth years	**2**	8	**–**	–
– Over five years	**17**	11	**–**	–
	21	21	**–**	–
ii) Land and buildings				
Leases which expire:				
– Within one year	**1**	1	**–**	–
– Between second and fifth years	**1**	1	**–**	–
– Over five years	**5**	3	**3**	2
	7	5	**3**	2
b) Total future rentals payable on operating leases				
Rentals payable:				
– Within one year	**28**	26	**3**	2
– In second year	**23**	23	**3**	2
– In third year	**19**	19	**3**	2
– In fourth year	**18**	17	**3**	2
– In fifth year	**16**	16	**3**	2
– More than five years	**62**	109	**19**	14
	166	210	**34**	24
c) Contracts for capital expenditure				
Expenditure contracted for but not provided for in the accounts	**6**	7	**–**	–

26 Share capital

	2002 £ million	2001 £ million
Authorised share capital of Tate & Lyle PLC		
2,394,000 6½% cumulative preference shares of £1 each	**2**	2
790,424,000 ordinary shares of 25p each (2001 – 790,424,000)	**198**	198
	200	200
Allotted and fully paid		
2,394,000 6½% cumulative preference shares of £1 each (2001 – 2,394,000)	**2**	2
481,841,560 ordinary shares of 25p each (2001 – 481,686,256)	**121**	121
	123	123

Details of shares allotted during the year are given in the Directors' Report on page 28.

On a return of capital on a winding-up, the holders of 6½% cumulative preference shares shall be entitled to £1 per share, in preference to all other classes of shareholders. Holders of these shares are entitled to vote at meetings, except on the following matters: any question as to the disposal of the surplus profits after the dividend on these shares has been provided for, the election of directors, their remuneration, any agreement between the directors and the Company, or the alteration of the Articles of Association dealing with any of such matters.

At 31 March 2002, options had been granted and were still outstanding under the Company's share option schemes as follows:

Options over ordinary shares of 25p each	Savings related schemes	Executive schemes	Total
Outstanding at 31 March 2001	3 110 852	9 604 765	12 715 617
Granted	688 117	3 848 278	4 536 395
Exercised	(35 514)	(119 790)	(155 304)
Lapsed	(981 668)	(1 079 296)	(2 060 964)
Outstanding at 31 March 2002	**2 781 787**	**12 253 957**	**15 035 744**
Options exercisable at 31 March 2001	260 536	2 663 492	2 924 028
Options exercisable at 31 March 2002	**78 200**	**929 750**	**1 007 950**
Range of option exercise prices (pence)	182 – 387	274 – 494	182 – 494
Weighted average exercise price (pence)	220.5	328.1	308.2
Weighted average remaining life (months)	40.2	90.8	81.4

At 31 March 2002, 29,750,795 ordinary shares were available to be granted as options (2001 – 31,278,024 ordinary shares).

Rights associated with options granted under the executive share option scheme vest three years after the date of grant and are exercisable within ten years after date of grant, at a price equal to market price on the grant date. Exercises of executive share options granted after November 1995 are subject to performance conditions. Rights associated with options granted under the SAYE share option scheme vest three, five or seven years after the date of grant, the period being specified at the grant date. SAYE options are exercisable within six months after the date on which rights are vested, generally at a price 20% below market price on the grant date.

Analysis of ordinary shareholders	No. of holdings	%	Total shares thousands	%
At 31 March 2002 by size of holding				
Up to 500 shares of 25p each	5 267	27.4	1 454	0.3
501 – 1 000	4 502	23.4	3 519	0.7
1 001 – 1 500	2 639	13.7	3 297	0.7
1 501 – 2 000	1 797	9.3	3 234	0.7
2 001 – 5 000	3 363	17.5	10 525	2.2
5 001 – 10 000	800	4.2	5 611	1.2
10 001 – 200 000	691	3.6	30 963	6.4
200 001 – 500 000	81	0.4	25 218	5.2
Above 500 000	91	0.5	398 021	82.6
	19 231	**100.0**	**481 842**	**100.0**

26 Share capital continued

Substantial interests in share capital

The following notifications of significant shareholders' interests had been received by 6 June 2002 under the provisions of the Companies Act 1985.

	Number of shares	% of ordinary issued share capital notified
Material interest		
Archer-Daniels-Midland Company ('ADM')	75 951 086	15.76
Compagnie Industrielle et Financière des Produits Amylaces SA ('CIP')	48 183 913	10.00
Barclays PLC	14 916 496	3.10
Non-material interest		
The Capital Group Companies, Inc.	52 071 990	10.81

The material interest disclosed by ADM includes the material interest disclosed by CIP through an unspecified interest of ADM in the share capital of CIP.

27 Reserves

	Share premium £ million	Revaluation reserve £ million	Merger reserve £ million	Other reserves £ million	Profit and loss account £ million	Total £ million
Group						
At 31 March 2001 – as previously reported	380	32	63	27	475	977
Prior year adjustment (note 1)	–	–	–	–	(92)	(92)
At 31 March 2001 – as restated	380	32	63	27	383	885
Exchange differences	–	–	–	(5)	2	(3)
Tax on exchange differences	–	–	–	–	1	1
Retained profit for the period	–	–	–	–	33	33
Goodwill transferred to the profit and loss account	–	–	–	–	4	4
Other transfers	–	(1)	–	(7)	8	–
At 31 March 2002	**380**	**31**	**63**	**15**	**431**	**920**

Cumulative post-acquisition retained profits of joint ventures and associates included within the profit and loss account reserve amount to £7 million (2001 – £15 million).

Cumulative goodwill written-off to the profit and loss account reserve amounted to £345 million (2001 – £349 million).

The revaluation reserve represents the depreciated value of revaluation surpluses recognised prior to the adoption of FRS15 'Tangible Fixed Assets'. In each period, depreciation relating to these revaluation surpluses is charged to operating profit and a corresponding transfer is made from the revaluation reserve to the profit and loss account reserve. In 2002, the depreciation charge was £1 million (2001 – £2 million).

The merger reserve arose on the acquisition of the minority interests in Amylum and Staley in 2000 and is non-distributable.

Other reserves represent the statutory reserves of certain overseas subsidiaries and are non-distributable.

Tate & Lyle PLC	Share premium £ million	Profit and loss account £ million	Total £ million
At 31 March 2001	380	553	933
Loss for the period	–	(158)	(158)
At 31 March 2002	**380**	**395**	**775**

The loss for the period before dividends dealt with in the accounts of the Company amounted to £73 million (2001 – £508 million profit).

After allowing for the proposed final dividend of £59 million, the remaining amount available for the payment of dividends by the Company at 31 March 2002 was £395 million.

28 Reconciliation of operating profit to operating cash flows

	Year to 31 March 2002 £ million	53 weeks to 31 March 2001 £ million
Operating profit	**172**	151
Depreciation of tangible fixed assets	**121**	132
Amortisation of goodwill	**8**	5
Decrease/(increase) in working capital (note 29)	**143**	(69)
Provisions against fixed asset investments	**1**	–
Net cash inflow from operating activities	**445**	219

29 Change in working capital

	Year to 31 March 2002 £ million	53 weeks to 31 March 2001 £ million
(Decrease)/increase in stocks (note 16)	**(97)**	18
(Decrease)/increase in debtors due within one year (note 17)	**(89)**	49
(Decrease) in debtors due after more than one year (note 17)	**(3)**	(8)
(Increase)/decrease in creditors due within one year (note 19)	**(4)**	54
Decrease in creditors due after more than one year (note 21)	**–**	9
(Increase) in provisions for liabilities and charges (note 22)	**(10)**	(26)
Movement over period	**(203)**	96
Exchange differences	**7**	(19)
Acquisitions and disposals during period	**55**	(20)
Other items	**(2)**	12
(Decrease)/increase in working capital	**(143)**	69

Working capital includes provisions and excludes taxation, dividends and items affecting total Group borrowings. Other movements represent the elimination of balances within debtors and creditors attributable to interest, tangible fixed assets and fixed asset investments.

30 Reconciliation of net cash flow to movement in net debt

	Year to 31 March 2002 £ million	53 weeks to 31 March 2001 £ million
Increase in cash during the period	**18**	14
Cash outflow from reduction in debt	**298**	35
Cash outflow/(inflow) from management of liquid resources	**2**	(153)
Decrease/(increase) in net debt resulting from cash flows	**318**	(104)
Changes in net debt not involving cash flows:		
– Net debt assumed on acquisition of subsidiaries	**–**	(1)
– Net debt of subsidiaries sold	**1**	8
– Amortisation of bond discount – Convertible Bond 2005	**(2)**	(2)
	(1)	5
Exchange differences	**7**	(59)
Decrease/(increase) in net debt during the period	**324**	(158)
Net debt at start of period	**(963)**	(805)
Net debt at end of period	**(639)**	(963)

Liquid resources comprise current asset investments.

31 Analysis of net debt

	At 31 March 2001 £ million	Cash flow £ million	Non-cash movements £ million	Exchange movements £ million	**At 31 March 2002 £ million**
Current asset investments	60	2	–	1	**63**
Cash at bank and in hand	57	18	–	(3)	**72**
Overdrafts	(19)	–	–	2	**(17)**
Cash flow	98	20	–	–	**118**
Other borrowings due within one year	(407)	272	–	1	**(134)**
Borrowings due after one year	(654)	26	(1)	6	**(623)**
Borrowings	(1 061)	298	(1)	7	**(757)**
Net debt	(963)	318	(1)	7	**(639)**

32 Fair value of financial assets and liabilities

Financial assets and liabilities analysed below exclude short-term debtors and creditors.

Fair value is defined as the amount at which a financial instrument could be exchanged in an arm's-length transaction between informed and willing parties, excluding accrued interest, and is calculated by reference to market rates discounted to current value. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest and exchange rates. All debt and financial instruments used to manage the interest rate and currency of borrowings with a maturity of less than three months after the balance sheet date are assumed to have a fair value equal to the book value. The book values are the amounts recorded in the balance sheet and include premium payments or receipts which are recognised over the period to which the relevant instrument relates. Initial margin deposits held by brokers as collateral in respect of open futures positions are excluded from the currency risk disclosures. The major financial risks facing the Group and the objectives and policies for holding financial instruments are discussed in the Operating and Financial Review on pages 10 to 21.

The fair value of the Group's financial instruments at 31 March 2002 was:

	2002 Book value £ million	**2002 Fair value £ million**	2001 Book value £ million	2001 Fair value £ million
Financial instruments held or issued to finance the Group's operations:				
Fixed asset investments	**11**	**11**	–	–
Cash at bank and in hand	**72**	**72**	57	57
Current asset investments	**63**	**63**	60	60
Borrowings	**(774)**	**(784)**	(1 080)	(1 096)
Non-equity shares	**(2)**	**(2)**	(2)	(2)
Loans to associates and joint ventures	**15**	**15**	19	19
Financial instruments used to manage the interest rate and currency of borrowings:				
Interest and currency-related derivatives	**3**	**(3)**	–	(5)
Financial instruments used to hedge future transactions:				
Commodity and currency-related instruments	**(5)**	**(1)**	(22)	(21)

33 Currency and interest rate exposure of financial assets and liabilities

Financial assets and liabilities analysed below exclude short-term debtors and creditors.

After taking into account the various interest rate and cross currency interest rate swaps entered into by the Group, the currency and interest rate exposure of the financial liabilities of the Group was:

	Fixed rate £ million	Floating rate £ million	Non-interest bearing £ million	Total £ million
At 31 March 2002				
Sterling	**2**	**70**	**2**	**74**
US Dollars	**265**	**45**	**–**	**310**
Canadian Dollars	**–**	**(30)**	**–**	**(30)**
Euro	**137**	**262**	**1**	**400**
Others	**–**	**22**	**–**	**22**
Total	**404**	**369**	**3**	**776**
Of which:				
– Gross borrowings	**404**	**369**	**1**	**774**
– Non-equity shares	**–**	**–**	**2**	**2**
	404	**369**	**3**	**776**

	Fixed rate £ million	Floating rate £ million	Non-interest bearing £ million	Total £ million
At 31 March 2001				
Sterling	2	108	2	112
US Dollars	239	308	–	547
Canadian Dollars	–	5	–	5
Euro	79	257	1	337
Others	1	80	–	81
Total	321	758	3	1 082
Of which:				
– Gross borrowings	321	758	1	1 080
– Non-equity shares	–	–	2	2
	321	758	3	1 082

	Average interest rate of fixed rate liabilities	Average years to maturity of fixed rate liabilities	Average years to maturity of non-interest bearing liabilities
At 31 March 2002			
Sterling	**8.0%**	**5.3**	**–**
US Dollars	**5.9%**	**0.2**	**–**
Euro	**5.7%**	**4.3**	**1.0**
Average	**5.7%**	**4.3**	**1.0**

33 Currency and interest rate exposure of financial assets and liabilities continued

	Average interest rate of fixed rate liabilities	Average years to maturity of fixed rate liabilities	Average years to maturity of non-interest bearing liabilities
At 31 March 2001			
Sterling	10.2%	5.0	–
US Dollars	6.9%	1.0	–
Euro	5.7%	4.9	1.8
Average	6.1%	3.6	1.8

The floating rate borrowings, cash and current asset investments bear interest based on relevant national LIBOR equivalents or government bond rates.

The maturity of the Group's financial liabilities was:

	Total Financial Liabilities		Gross Borrowings		Net Borrowings	
	2002 £ million	2001 £ million	**2002 £ million**	2001 £ million	**2002 £ million**	2001 £ million
Within 1 year	**151**	426	**151**	426	**16**	309
Between 1 and 2 years	**251**	230	**251**	234	**251**	234
Between 2 and 5 years	**341**	194	**341**	205	**341**	205
More than 5 years	**33**	232	**31**	215	**31**	215
	776	1 082	**774**	1 080	**639**	963

Financial liabilities maturing after more than five years includes £2 million (2001 – £2 million) in respect of non-redeemable 6½% cumulative preference shares.

The currency and interest rate exposure of the financial assets of the Group was:

	Fixed rate £ million	Floating rate £ million	Non-interest bearing £ million	Total £ million
At 31 March 2002				
Sterling	**–**	**3**	**–**	**3**
US Dollars	**11**	**84**	**(3)**	**92**
Canadian Dollars	**–**	**2**	**(1)**	**1**
Euro	**–**	**51**	**2**	**53**
Others	**–**	**10**	**–**	**10**
Total	**11**	**150**	**(2)**	**159**
Of which:				
– Fixed asset investments	**11**	**15**	**–**	**26**
– Current asset investments	**–**	**63**	**–**	**63**
– Working capital	**–**	**–**	**(2)**	**(2)**
– Cash at bank and in hand	**–**	**72**	**–**	**72**
	11	**150**	**(2)**	**159**

33 Currency and interest rate exposure of financial assets and liabilities continued

	Floating rate £ million	Non-interest bearing £ million	Total £ million
At 31 March 2001			
Sterling	7	1	8
US Dollars	63	(23)	40
Canadian Dollars	1	–	1
Euro	54	–	54
Others	11	–	11
Total	136	(22)	114
Of which:			
– Fixed asset investments	19	–	19
– Current asset investments	60	–	60
– Working capital	–	(22)	(22)
– Cash at bank and in hand	57	–	57
	136	(22)	114

The Group had no fixed rate financial assets at 31 March 2001.

The instruments used for hedging Group exposure to movements in interest rates, exchange rates and commodity prices are detailed in the Operating and Financial Review on pages 10 to 21. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. An analysis of these unrecognised gains and losses is as follows:

	Gains £ million	Losses £ million	Total net gains/(losses) £ million
Unrecognised gains and losses on hedges at 31 March 2001	3	(7)	(4)
Transferred from gains to losses	(1)	1	–
Deduct: Gains and losses arising in previous years that were recognised in 2002	(1)	1	–
Gains and losses arising before 31 March 2001 that were not recognised in 2002	1	(5)	(4)
Gains and losses arising in 2002 that were not recognised in 2002	17	(15)	2
Unrecognised gains and losses on hedges at 31 March 2002	**18**	**(20)**	**(2)**
Of which:			
– Gains and losses expected to be recognised in 2003 financial year	15	(14)	1
– Gains and losses expected to be recognised in 2004 financial year or later	3	(6)	(3)
	18	**(20)**	**(2)**

Gains and losses on certain financial instruments are recognised on the Group's balance sheet but their recognition in the Group's profit and loss account is deferred until future periods. Deferred gains at 31 March 2001 were £15 million, of which £13 million was recognised in 2002. A further £5 million of deferred gains arose in the period. £5 million of these gains are expected to be recognised in the 2003 financial year. Deferred losses at 31 March 2001 were £13 million, of which £13 million was recognised in 2002. £10 million of deferred losses arose in the period, these losses are expected to be recognised in 2003.

34 Currency analysis of net assets

The Group's borrowings and net assets by currency at 31 March 2002 were:

	Net operating assets, dividends and tax balances £ million	**Net borrowings £ million**	**2002 Total net assets £ million**	Restated 2001 Total net assets £ million
Sterling	**285**	**(43)**	**242**	183
US Dollars	**714**	**(225)**	**489**	474
Canadian Dollars	**56**	**32**	**88**	69
Euro	**458**	**(388)**	**70**	141
Others	**207**	**(15)**	**192**	195
Total net assets	**1 720**	**(639)**	**1 081**	1 062

The amounts shown above for net borrowings and total net assets are after taking into account various cross currency interest rate swaps and forward foreign exchange contracts entered into by the Group.

There are no material transactional currency exposures in the Group.

35 Disposals

During 2002, the Group continued to pursue the disposal of non-core and non-performing businesses.

In December 2001 the Group completed the sale of its wholly owned subsidiary Tate & Lyle North American Sugars Inc ('Domino'). After taking into account fair value adjustments, the sale proceeds recognised in these accounts amounts to £100 million (after sundry disposal costs). The Group's investment in Domino was written-down at 31 March 2001 based on the estimated sale proceeds. Taking into account the actual sale proceeds, there was no further charge or credit to the profit and loss account relating to the disposal in 2002.

Other significant disposals completed by the Group during the period were as follows: in April 2001, its 50.9% interest in Zambia Sugar Plc for £8 million; in November 2001, its 20.4% interest in United Farmers and Industry Co Ltd ('UFIC') for £7 million; in January 2002, its wholly owned subsidiaries East African Storage Company Limited and Tanzania Liquid Storage Company Limited for £5 million; and, in February 2002, its 50.1% interest in ZSR Corporation Ltd for £3 million. Other sundry disposals raised £3 million.

The loss recognised during the period on disposal of businesses was as follows:

	£ million
Sale proceeds	**126**
Net assets sold:	
Tangible fixed assets	**(122)**
Investments in joint ventures and associates	**(8)**
Other fixed asset investments	**(1)**
Stock	**(98)**
Debtors	**(38)**
Net debt	**3**
Other liabilities	**79**
Provisions	**45**
	(140)
Minority interests in net assets sold	**13**
Goodwill	**(4)**
Loss on disposal	**(5)**

Sale proceeds recognised during the period comprised:

	£ million
Cash (net of sundry costs of £3 million)	**110**
Loan Notes	**12**
Deferred consideration	**4**
	126

The businesses sold contributed the following amounts to cash flows during the year prior to disposal:

	£ million
Cash flow from operating activities	**100**
Returns on investment and servicing of finance	**(1)**
Taxation received	**10**
Capital expenditure and financial investment	**(5)**
Net cash inflow before financing	**104**

36 Post balance sheet event

On 30 April 2002, the Group completed the sale of its wholly owned subsidiary Western Sugar Company for £58 million subject to working capital and fair value adjustments. The Group's investment in the business was written-down at 31 March 2001 based on the estimated sale proceeds. Taking into account the agreed sale proceeds, no adjustment to the write down was considered necessary at 31 March 2002.

main subsidiaries and investments at 31 March 2002

Subsidiaries based in the UK[1]	Type of business	Percentage of equity attributable to Tate & Lyle PLC
Amylum UK Limited	Cereal sweeteners & starches	100
Redpath (UK) Limited	Holding company	100
The Molasses Trading Company Limited	Holding company	100
Tate & Lyle Holdings Limited[2, 3]	Holding company	100
Tate & Lyle Industrial Holdings Limited[2]	Holding company	100
Tate & Lyle Industries Limited	See below	100
Tate & Lyle International Finance PLC[2]	In-house banking	100
Tate & Lyle Investments Limited[2]	Holding company	100
Tate & Lyle Investments (USA) Limited	Holding company	100
Tate & Lyle Sugar Quay Investments Limited[2]	Holding company	100
Tate & Lyle Ventures Limited[2]	Holding company	100
United Molasses (Ireland) Ltd	Molasses	50

[1]Registered in England and Wales, except United Molasses (Ireland) Ltd, which is registered in Northern Ireland.
[2]Direct subsidiaries of Tate & Lyle PLC.
[3]Tate & Lyle PLC holds directly 78.5% of Tate & Lyle Holdings Limited.

Main operating units of Tate & Lyle Industries Limited	Type of business
Tate & Lyle Sucralose	High intensity sweeteners
Tate & Lyle Citric Acid	Citric acid
Tate & Lyle Process Technology	Sugar technology
Tate & Lyle Europe	Sugar refining and trading, molasses and bulk liquid storage

Subsidiaries operating overseas		Type of business	Percentage of equity attributable to Tate & Lyle PLC
Barbados	Caribbean Antilles Molasses Company Limited	Molasses	100
Belgium	Amylum Europe NV	Cereal sweeteners & starches	100
	Tameco NV	Molasses	100
Bermuda	Tate & Lyle Management & Finance Limited	Management & finance	100
	Tate & Lyle Reinsurance Limited	Reinsurance	100
British Virgin Islands	Anglo Vietnam Sugar Investments Limited	Holding company	60
Brazil	Mercocitrico Fermentações S.A.	Citric acid and sugar trading	100
Canada	*Tate & Lyle North American Sugars Limited*	*Sugar refining*	*100*
China	Orsan Guangzhou Gourmet Powder Company Limited	Glutamate producer	(51) 41
Denmark	Nordisk Melasse A/S	Molasses	100
France	Amylum France SAS	Cereal sweeteners & starches	100
	France Melasse SA	Molasses	(61.6) 40.6
	Orsan SA	Glutamate producer	80.4
	Société Européenne des Mélasses SA	Holding Company	66
Germany	Hansa Melasse – Handelsgesellschaft mbH	Molasses	100
Greece	Amylum Hellas SA	Cereal sweeteners & starches	99
Guyana	Caribbean Molasses Company Inc	Molasses	100
Hong Kong	Well-Pure Limited	Holding company	100
India	Tate & Lyle Investments (India) Pvt Ltd	Holding company	100
Italy	Melitalia SpA	Molasses	100
Mauritius	The Mauritius Molasses Company Limited	Molasses	66.7
Mexico	Mexama, SA de CV	Citric acid	65.4
	Tate & Lyle Mexico SA de CV	Holding company	100
Morocco	Amylum Maghreb SA	Cereal sweeteners & starches	(100) 97.4
Mozambique	Companhia Exportadora de Melaços	Molasses	100
Netherlands	Amylum Nederland BV	Cereal sweeteners & starches	(100) 98
	Nederlandsche Melasse Handel Maatschappij BV	Molasses	100
	Tate & Lyle Holland BV	Holding company	100
Norway	Tate & Lyle Norge A/S	Sugar distribution	100
Portugal	Alcântara Empreendimentos SGPS, SA	Holding company	100
	Alcântara Refinarias – Açucares, SA	Sugar refining	100
	Tate & Lyle (Portugal) Importaçao e Exportaçao Ltda	Molasses	100

Subsidiaries operating overseas continued

		Type of business	Percentage of equity attributable to Tate & Lyle PLC	
South Africa	The Pure Cane Molasses Company (Durban) (Pty) Ltd	Molasses		100
Spain	Amylum Ibérica SA	Cereal sweeteners & starches		97.4
	United Molasses (España) SA	Molasses		100
Trinidad	Caribbean Bulk Storage and Trading Company Ltd	Molasses		100
USA	A E Staley Manufacturing Company	Cereal sweeteners & starches		100
	Staley Grain Inc	Cereal sweeteners & starches		100
	Staley Holdings Inc	Holding company		100
	Tate & Lyle Finance, Inc	In-house banking		100
	Tate & Lyle LLC	Holding company		100
	Tate & Lyle Holdings (US) LLP	Holding company		100
	TLI Holdings Inc	In-house banking		100
	The Western Sugar Company	Sugar beet processing		100
Vietnam	Nghe An Tate & Lyle Sugar Company Limited	Cane sugar manufacture	(80.9)	48.5

Particulars of other subsidiaries and associated undertakings which are either not material or are dormant will be included in the forthcoming Annual Return.

The proportion of shares held by Tate & Lyle PLC, its subsidiaries and associates is shown in brackets where it is different from the percentage of equity attributable to Tate & Lyle PLC .

Joint ventures

		Type of business	Percentage of equity attributable to Tate & Lyle PLC	
Bulgaria	Amylum Bulgaria AD[1]	Cereal sweeteners & starches	(100)	50
Colombia	Sucromiles SA	Citric acid		50
Czech Republic	Cukrovar Kojetin as[2]	Sugar beet processing	(96.3)	45.1
	Eastern Sugar Ceska Republica as[2]	Sugar beet processing	(93.5)	46.8
Hungary	Hungrana kft[1]	Cereal sweeteners & starches	(50)	25
	Eastern Sugar Rt[2]	Sugar beet processing	(100)	50
Ireland	Premier Molasses Company Ltd	Molasses		50
Italy	Sedamyl SpA	Cereal sweeteners & starches		50
Mexico	Almidones Mexicanos SA	Cereal sweeteners & starches		50
	Grupo Industrial Azucarero de Occidente SA de CV	Cane sugar manufacture		49
Netherlands	Eastern Sugar BV	Holding company		50
	Eaststarch CV	Holding company		50
Romania	Amylum Romania SA[1]	Cereal sweeteners & starches	(81.3)	40.6
Slovakia	Amylum Slovakia spol sro[1]	Cereal sweeteners & starches	(100)	50
	Eastern Sugar Slovenko as[2]	Sugar beet processing	(93.8)	46.9
Spain	Compania de Melazas SA	Molasses		50
Turkey	Amylum Nisasta[1]	Cereal sweeteners & starches	(100)	50

The share capital held is of ordinary shares.

[1]Share capital held by Eaststarch CV.
[2]Share capital held by Eastern Sugar BV.

Associate

		Type of business	Percentage of equity attributable to Tate & Lyle PLC
Thailand	Tapioca Development Corporation	Starch production	33.3

Addresses and Telephone Numbers

Relevant addresses and telephone numbers are given on the back cover.

Dividends on Ordinary Shares

Two payments were made during the tax year 2001/2002 as follows.

Payment Date	Dividend Description	Dividend per share
8 August 2001	Final 2001	12.3p
15 January 2002	Interim 2002	5.5p

Services

Single Company Individual Savings Account (ISA)

Ordinary shares in Tate & Lyle PLC can be held in a Single Company ISA. Full information is available from Lloyds TSB Registrars ISA Helpline, 0870 24 24 244.

Share Dealing Service

The Company's stockbrokers offer a simple and economic way of buying and selling Tate & Lyle PLC ordinary shares. Basic commission is 1% with a minimum charge of £10. For further details, please contact the share dealing service of Hoare Govett Limited at the address on the back cover.

Share Registration

If you wish your dividends to be paid directly into a bank or building society account, please request a dividend mandate form from Lloyds TSB Registrars ('LR'). The dividend counterfoil will continue to be posted to the address on the register.

If you wish to consolidate four or more individual share certificates into a single one, simply send the certificates with a covering letter to LR.

If you have more than one account, arising from inconsistencies in name or address details, you may avoid duplicate sets of mailings by asking LR to merge the holdings.

Web Site – http://www.tateandlyle.com

The Company web site provides direct links to other Group company sites and to sites providing financial and other information relevant to the Company.

Share Price Information

The share price is available at the Company web site with a 20-minute delay. Similar information is available on many specialist web sites, on Teletext and in several national newspapers.

Annual Report

Further copies of this Report can be obtained from the Company Secretary or from Taylor Rafferty Associates in North America.

The Company also keeps a mailing list. Investors who hold their shares through a nominee/custodian and who wish to receive Annual and Interim Reports may ask to be added to that list.

Further Information

Chris Fox, Director of Corporate Relations	(Press)	email: chris.fox@tateandlyle.com
Mark Robinson, Head of Investor Relations	(Investors)	email: mark.robinson@tateandlyle.com
Robert Gibber, Company Secretary	(Other enquiries)	email: robert.gibber@tateandlyle.com

They can be contacted at the Company's Registered Office.

UK Tax

Income Tax

Dividends are paid with a tax credit of 10% of the sum of the dividend plus the tax credit. The tax credit is not repayable to shareholders with no tax liability but it meets the tax liability on the dividend for lower and basic rate taxpayers. Higher rate taxpayers will have additional tax to pay on their dividends. If in doubt, shareholders should consult their tax advisers.

Capital Gains Tax

The market values on 31 March 1982 for the purposes of indexation up to April 1998 in relation to capital gains tax of Tate & Lyle PLC shares then in issue were:

Ordinary shares of £1 each	201.00p
Equivalent value per ordinary share of 25p	50.25p
6½% cumulative preference shares	43.50p

ADS Investors

Tate & Lyle American Depositary Shares ('ADSs')

The Company's shares trade in the United States on the NASDAQ over the counter ('OTC') market in the form of ADSs and these are evidenced by American Depositary Receipts (ADRs). The shares are traded under the symbol TATYY. Each ADS is equivalent to four ordinary shares. For information, contact The Bank of New York at the address on the back cover.

Dividend Payments to ADS Holders

Dividend payments to ADS holders are made in US dollars by the depositary, The Bank of New York. Payment will be made approximately ten days after the UK payment date. If in doubt about your tax position, you should consult a specialist adviser.

Voting at the Annual General Meeting

The next Annual General Meeting of shareholders will take place at the Royal Lancaster Hotel, London, on Thursday 1 August 2002. ADS holders may instruct The Bank of New York how to vote the ordinary shares represented by their ADRs by completing and returning a voting card that will be mailed to them by The Bank of New York.

Financial Calendar

Dates are provisional except those in italics.

Meetings and Announcements	
2002 Annual General Meeting	*1 August 2002*
Announcement of interim results for six months to 30 September 2002	7 November 2002
Announcement of preliminary results for year ended 31 March 2003	5 June 2003
2003 Annual General Meeting	31 July 2003

Dividend on Ordinary Shares	2002 Final	2003 Interim	2003 Final
Announced	*7 June 2002*	7 November 2002	5 June 2003
Payment date	*7 August 2002*[1]	14 January 2003	6 August 2003[1]

[1] Subject to the approval of shareholders.

Dividends on 6½% Cumulative Preference Shares *Paid* 31 March and 30 September

Interest on Unsecured Loan Stocks

8% Unsecured Loan Stock 2003/2008 and
10.75% Unsecured Loan Stock 2003/2008 *Paid* 31 March and 30 September

Share information	1993	1994	1995	1996	1997	1998	1999	2000	Restated* 2001	**2002**
Pence per 25p ordinary share										
Closing share price	410.0	434.0	440.0	487.5	434.0	522.0	401.0	227.0	228.8	**349.2**
Earnings – basic	33.0	40.7	48.1	50.6	18.8	31.1	30.4	24.3	(50.0)	**24.7**
basic, before goodwill amortisation and exceptional items	29.3	38.0	43.9	54.1	40.5	35.7	28.5	30.0	14.8	**22.2**
Earnings – diluted	28.9	34.7	40.3	44.8	19.7	30.6	30.4	24.2	(49.8)	**24.6**
diluted, before goodwill amortisation and exceptional items	26.1	33.1	38.1	47.2	38.3	35.1	28.4	29.9	14.8	**22.1**
Dividend	12.3	13.3	14.8	16.3	17.0	17.0	17.2	17.8	17.8	**17.8**
Closing market capitalisation £m	1 813	1 934	1 960	2 203	1 968	2 378	1 832	1 039	1 102	**1 683**
Including convertible redeemable preference shares £m	349	375	234	68	36	32	–	–	–	**–**

Business ratios	1993	1994	1995	1996	1997	1998	1999	2000	Restated* 2001	**2002**
Interest cover – times	5.3	6.5	7.9	6.5	4.5	4.0	3.0	3.6	2.3	**3.3**
Profit before goodwill amortisation, exceptional items and interest of Tate & Lyle PLC and its subsidiaries divided by net interest charge										
Gearing	92%	84%	75%	75%	84%	92%	84%	64%	91%	**59%**
Net borrowings as a percentage of total net assets										
Net margin	7.6%	7.9%	8.7%	8.3%	5.6%	6.4%	5.9%	7.0%	4.3%	**5.3%**
Profit before interest and exceptional items as a percentage of total sales										
Return on net operating assets	16.2%	17.7%	20.4%	20.3%	13.3%	13.7%	11.9%	13.5%	8.5%	**10.5%**
Profit before interest and exceptional items as a percentage of average net operating assets										
Dividend cover – times	2.7	3.1	3.3	3.1	1.1	1.8	1.8	1.4	(2.8)	**1.4**
Basic earnings per share divided by dividends per share										
– before exceptional items and goodwill amortisation	2.4	2.9	3.0	3.3	2.4	2.1	1.7	1.7	0.8	**1.2**

***Comparative figures for 2001 have been restated to reflect the adoption of FRS19 'Deferred Tax'.**

In 2000, the Group changed its accounting reference date from 30 September to 31 March resulting in an extended accounting period of 18 months to March 2000.

Results presented above are for years to March and have been calculated using the Group's published interim and full year financial statements.

In order to show the underlying trend of dividend payments, dividends shown in the above table have been adjusted as follows:

a) to exclude from the dividend for the year to March 1997 the Foreign Income Dividend enhancement of 1.325p per share included in the Interim 1997 dividend; and

b) to exclude from the dividend of 26.9p per share paid in respect of the 18 months to March 2000 the Final Dividend of 9.1p per share paid in respect of the transitional six month period to March 2000 with the effect that the dividend of 17.8p per share for the year to March 2000 shown above is presented on an annualised basis.

Employment of capital	1993 £ million	1994 £ million	1995 £ million	1996 £ million	1997 £ million	1998 £ million	1999 £ million	2000 £ million	Restated* 2001 £ million	**2002 £ million**
Fixed assets	1 383	1 366	1 484	1 718	1 764	1 821	1 892	1 854	1 860	**1 699**
Working capital	242	324	320	454	326	319	288	211	307	**114**
Net operating assets	1 625	1 690	1 804	2 172	2 090	2 140	2 180	2 065	2 167	**1 813**
Net borrowings	(755)	(745)	(743)	(915)	(955)	(1 030)	(986)	(805)	(963)	**(639)**
Net (liabilities)/assets for dividends and tax	(49)	(63)	(66)	(36)	(4)	7	(23)	4	(142)	**(93)**
Total net assets	821	882	995	1 221	1 131	1 117	1 171	1 264	1 062	**1 081**
Capital employed										
Called up share capital	116	115	115	116	116	117	117	117	123	**123**
Reserves	606	659	736	909	844	846	904	984	885	**920**
	722	774	851	1 025	960	963	1 021	1 101	1 008	**1 043**
Minority interests	99	108	144	196	171	154	150	163	54	**38**
	821	882	995	1 221	1 131	1 117	1 171	1 264	1 062	**1 081**

Profit summary	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Total sales	3 326	3 715	4 095	4 896	5 047	4 560	4 359	4 090	4 146	**3 944**
Group operating profit:										
Before goodwill amortisation and exceptional items	245	278	340	377	253	260	220	237	156	**180**
Goodwill amortisation	–	–	–	–	–	–	–	–	(5)	**(8)**
Operating exceptional items	–	–	(13)	(13)	(83)	(9)	(5)	–	–	**–**
Group operating profit	245	278	327	364	170	251	215	237	151	**172**
Share of profits of joint ventures and associates	7	15	17	27	30	30	37	47	29	**36**
Total operating profit	252	293	344	391	200	281	252	284	180	**208**
Non-operating exceptional items:										
Profit/(loss) on sale of businesses	–	–	–	–	–	–	–	(25)	(298)	**(5)**
Profit/(loss) on sale of fixed assets	–	–	–	–	–	–	18	7	–	**13**
Profit/(loss) before interest	252	293	344	391	200	281	270	266	(118)	**216**
Net interest	(46)	(43)	(43)	(58)	(56)	(65)	(73)	(65)	(67)	**(55)**
Net interest of joint ventures and associates	(1)	(3)	(5)	(6)	(5)	(10)	(13)	(10)	(5)	**(2)**
Profit/(loss) before taxation	205	247	296	327	139	206	184	191	(190)	**159**
Taxation	(53)	(65)	(81)	(84)	(39)	(60)	(49)	(63)	(40)	**(39)**
Profit/(loss) after taxation	152	182	215	243	100	146	135	128	(230)	**120**
Minority interests	(21)	(22)	(29)	(34)	(14)	(7)	4	(17)	(6)	**(2)**
Profit/(loss) for the period	131	160	186	209	86	139	139	111	(236)	**118**
Dividends	(58)	(62)	(67)	(73)	(83)	(77)	(79)	(99)	(86)	**(85)**
Retained profit/(loss) for the period	73	98	119	136	3	62	60	12	(322)	**33**

*Comparative figures for 2001 have been restated to reflect the adoption of FRS19 'Deferred Tax'.

Subject	Page Number
Accounting Policies	45
ADS Investors	73
Almex	11
Amylum	12, 22
Amylum Integration Programme	5, 12
Animal Feed and Bulk Storage	14
Annual General Meeting	29, 73
Asian Sugar Businesses	14
Associates	53, 71
Auditor Independence	3
Auditors' Report	38
Balance Sheets	40
Borrowing Covenants	19
Borrowings due after more than one year	56
Cash Flow and Debt Management	16
Cash Flow/Net Debt Reconciliation	64
Cash Flow Statement	41
Chairman's Statement	2
Change in Working Capital	64
Chief Executive's Review	4
Commitments	61
Commodities	21
Community	6, 25
Contingent Liabilities	61
Control and Direction of Treasury	19
Corporate Governance	3, 19, 26, 30
Credit Risk	21
Creditors – Borrowings	56
Creditors – Other	56, 57
Currency Analysis of Net Assets	68
Currency and Interest Rate Exposure of Financial Assets and Liabilities	66
Current Asset Investments	55
Debtors	55
Directors' Biographies	26
Directors' Emoluments	35
Directors' Interests in Tate & Lyle shares	36
Directors' Options to Acquire Tate & Lyle shares	34
Directors' Pension Provision	35
Directors' Remuneration Report	32
Directors' Report	28
Directors' Responsibilities	37
Disposals of Businesses	4, 17, 69
Dividend Cover	16, 74
Dividends	1, 2, 16, 28, 51, 72, 73, 74
Domino Sugar	2, 5, 10, 12, 17, 69
Donations	25
Earnings per Share	1, 2, 51, 74
Eastern Sugar	13
Economic Value Added (EVA®)	16, 21
Employee Share Option Schemes	29, 62
Employee numbers	28, 49
Energy	6
Environment	23
Ethical Conduct	24
Exceptional Items	10, 16, 49
Exchange Rates	47
Executive Directors' and Senior Executives' Remuneration	32
Fair Value of Financial Instruments used for Risk Management	20, 65
Financial Calendar	73
Financial Targets	4
Fixed Asset Investments	53, 54
Foreign Currency	20
Funding	17, 57, 74
Funding not Treated as Debt	17
Gearing	17, 74
Going Concern	21
Goodwill	51, 63
Individual Savings Account (ISA)	72
Interest Payable and Similar Charges	16, 50
Interest Cover	16
Interest Rates	16, 19
Internal Control	31
Joint Ventures	53, 71
Management of Financial Risk	19
Molasses and Liquid Storage (proposed disposal)	4
Molasses Trading	15
Net Cash Inflow from Operating Activities	64
Net Operating Assets – Segmental Analysis	43
Nghe An Tate & Lyle	14
Non-Executive Directors' Terms of Appointments	33
North American Sugar	12
Occidente	12, 16
Operating and Financial Review	10
Operating Profit	48
Other Businesses and Activities	15
Payment to Suppliers	29
Post Balance Sheet Event	18, 69
Principal subsidiaries	70
Products	8
Profit and Loss Account	39
Profit Before Interest – Segmental Analysis	43
Profit Summary	75
Provisions for Liabilities and Charges	58
Reconciliation of Movements in Shareholders' Funds	44
Redpath	12
Research and Development	6, 28
Reserves	63
Retirement Benefits	18, 59
Safety	5, 22
Sales – Segmental Analysis	42
Share Capital	28, 62
Share Dealing Service	72
Share Price Information	72, 74
Share Registration	72
Shareholders' Funds	44
Social Responsibility	3, 22
Sucralose	15
Staff Costs	49
Staley	11
Statement of Cash Flows	41
Statement of Recognised Gains and Losses	44
Stocks	54
Strategy	3
Sweeteners & Starches – Americas	10
Sweeteners & Starches – Europe	12
Sweeteners & Starches – Rest of the World	14
Tangible Fixed Assets	52
Tate & Lyle Citric Acid	11
Tate & Lyle Europe	13
Tate & Lyle Reinsurance	5, 15
Taxation	16, 50, 73
Ten Year Review	74
Training/People	24, 29
United Farmer & Industrial Company (UFIC)	14, 18
United Sugar Company	14
Web Site	72
Western Sugar	5, 10, 12, 18, 69
Zambia Sugar Disposal	14, 18
ZSR Corporation	14, 15, 18

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Registered Office
Sugar Quay, Lower Thames Street
London EC3R 6DQ
Tel: 020 7626 6525
Fax: 020 7623 5213

Web Site
http://www.tateandlyle.com

Share Registrar
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA
For telephone enquiries please phone 0870 600 3970
This is a Lloyds TSB Registrars Helpline service which will recognise the Company's name.

ADR Depositary
The Bank of New York
Investor Relations Department
101 Barclay Street – 11th Floor
New York, NY 10286
Tel: 1 888 269 2377

North American Contact for Annual Reports
Taylor Rafferty Associates, Inc.
205 Lexington Avenue
New York, NY 10016-6022
Tel: (212) 889 4350
Fax: (212) 683 2614

Stockbrokers
Hoare Govett Limited
250 Bishopsgate, London EC2M 4AA
Tel: 020 7678 8300